Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the nine‑month and three‑month periods ended September 30, 2024

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at September 30, 2024 and for the nine‑month and three‑month periods then ended (the Period of the Report”).

Except for the data reviewed in the Company’s interim consolidated financial statements as at September 30, 2024 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2023, which was published on March 12, 2024 (Reference No.: 2024‑01‑021301) (“the Periodic Report for 2023”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary[1]

Main financial parameters (in millions of shekels)

		For the			For the
		Nine Months Ended			Three Months Ended
		September 30			September 30
		2024	2023	%	2024	2023	%

Consolidated	Adjusted EBITDA after
	proportionate consolidation	984	813	21%	401	379	6%
	Net income	74	140	(47)%	86	101	(15)%
	Adjusted net income	77	166	(54)%	81	100	(19)%
	FFO	572	644	(11)%	245	366	(33)%
Israel	Adjusted EBITDA	541	445	22%	255	235	9%
	FFO	383	430	(11)%	145	261	(44)%
U.S.	Adjusted EBITDA after
	proportionate consolidation	456	388	18%	151	151	0%
	FFO	228	272	(16)%	84	116	(28)%
	Adjusted EBITDA after
	proportionate consolidation –
	energy transition	451	437	3%	163	169	(4)%
	Adjusted EBITDA –
	renewable energies	84	17	394%	21	(2)	1,150%

*
Adjusted EBITDA, adjusted EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4A and 4B to the Report of the Board of Directors for 2023 and Section 4A below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”) definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty it will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in the third quarter and thereafter

Israel
Ramat Beka project – in September 2024, the Group Made an initial payment to Israel Lands Authority (ILA) in respect of the Ramat Beka 2 tender, in the amount of about NIS 178 million (the Company’s share – about NIS 142 million), constituting 20% of the aggregate consideration for the areas of the second tender. The Company is continuing to advance a consolidated project for generation of electricity using photovoltaic technology with integrated storage with a cumulative capacity of about 505 megawatts and about 2,760 megawatts per hour of storage. See also Section 6A(1) below.

Refinancing in Israel – in August 2024, OPC Holdings Israel signed two bank financing agreements, with an aggregate scope of NIS 1.65 billion, which were used mainly for purposes of early repayment of the project financing of the Zomet and Gat power plants. See also Note 7A(2) to the interim statements.

U.S.
Investment in the area of renewable energy activities in the U.S. – in August 2024, binding investment agreements were signed, in the aggregate amount $300 million, in CPV Renewables, in exchange for 33.3% of the ordinary rights in CPV’s renewable‑energy activities, based on a value “before the money” of $600 million. At the end of October 2024, the regulatory approval for the investment agreement was received. As at the approval date of this report, In CPV’s estimation, the transaction is expected to be completed in the next few days. See also – Section 10D below.

Transactions for increase in the holdings in the Shore and Maryland power plants in the area of Energy Transition in the U.S. – in October 2024, acquisition of 25% of the Maryland power plant was completed and binding agreements were signed for acquisition of an additional 25% of Maryland and 31% of Shore. The total amount required in connection with the transactions, including as a result of their closing (if closed) is expected to amount to about $200 million – $230 million[2]. In CPV’s estimation, the additional acquisitions are expected to take place in the fourth quarter of 2024. See also Section 10C below.

Availability tenders in the PJM market for the period July 2025 through September 2026 – in July 2024, the results of tenders for availability prices in PJM were published, with a significant increase in the prices to about $270 per megawatt per day. In CPV’s estimation, the additional to its revenues from availability for the period of the tender us estimated at about $89 million: about $54 million from prior holdings in the power plants in PJM and about $35 million in respect of an increase in the holdings in Shore (31%) and Maryland (50%) See also Section 3.3L below.

2  Including the expected amount in connection with reduction of the leverage in respect of the holdings being acquired in one of the projects.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

U.S. (Cont.)
Start of construction of the Rogue’s Wind project (wind‑energy power plant with a capacity of 114 megawatts located in Pennsylvania) – in August 2024 a Work Commencement Order was issued for construction of the Rogue’s Wind project, concurrent with closing the financing for the project. See also Section 6A(2) below.

Refinancing Fairview and reduction of interest in Maryland – in August and September 2024, the undertakings for refinancing Fairview and reducing the interest in Maryland were completed. See also Section 9 below.

Tax partner agreement in the Backbone project (solar technology‑based power plant with a capacity of 179 megawatts, in the state of Maryland) – in October 2024, a binding agreement was signed with a tax partner for investment of an aggregate amount of about $116 million.  See also Section 6A(2) below.

Group headquarters	Raising of capital – in July 2024, the Company completed raising of capital, in the amount of about NIS 800 million.

Credit rating – in July 2024, S&P Maalot reconfirmed the credit rating of the Company and its debentures at the level of ilA– and updated the rating outlook from negative to stable.

Portfolio of about 10.1 GW and about 2.8 GWh of storage (for details – see Section 6 below)

United States (*)

(*)
The above chart does not include increase in the holdings in the Shore power plant at the rate of 31% and in the Maryland power plant at the rate of 25%, and the investment agreement in the renewable‑energy area, which as at the approval date of the report had not yet been completed.

(**)
Natural gas with carbon capture potential – presented in the above diagram based on the rate of holdings of CPV (70%). In addition, the CPV Group has additional projects in the area of natural gas with carbon capture potential with a scope about 5GW (CPV’s share – about 3.9GW) that are in the initial development stages.

OPC Energy Ltd.
Report of the Board of Directors
Israel (*)

Natural Gas
Renewable Energy
Storage
2.2
1.1
0.1
0.5
0.5
0.5
1.7
2.8
Operating
Construction
Advanced development
Early development
Total
Storage Advanced development

(*)
The early development does not include the Hadera 2 project, with a capacity of 850 megawatts, in light of the Government’s decision to reject the plan, as stated in Section 10A below. As at the approval date of the report, the Company had filed a petition with the High Court of Justice against the Government’s decision to reject one of the plans.

That stated with respect to the development stages, capacities and expectations regarding construction of the development projects constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays due to regulatory and/or operating factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2023. Advancement of the development projects is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2023.

2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

For details regarding the Group’s activity segments in the period of the report – see Part 2 of the Report of the Board of Directors that is included in the Periodic Report for 2023 (“Report of the Board of Directors for 2023”) and Note 27 to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – for details regarding the business environment and the macro‑economic situation in which the Group companies operate, significant changes that occurred in 2022–2023 and the impact thereof on the Group’s activities – see Section 3.1A of the Report of the Board of Directors for 2023.

In the U.S, in the interest‑rate decision made in September 2024, the interest rate was cut by 0.5% to the level of 4.75%–5%, and in the interest‑rate decision made in November 2024, the interest rate was cut by 0.25% to the level of 4.5%–4.75%. Pursuant to estimates published by the U.S. Federal Reserve Bank, during 2024 an additional rate reduction of 0.25% is expected to the level of 4.25%–4.5%. In Israel, in the January 2024 interest decision Bank of Israel decided to reduce the interest rate to 4.5% while in the other interest‑rate decisions there was no change, where according to the forecasts published by Bank of Israel, against the background of continuation of the war no change is expected in the interest rate in 2025.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S. the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

Dollar/shekel exchange rate*	2024	2023	Change

At the end of the prior year	3.627	3.519	3.1%
On September 30	3.710	3.824	(3.0)%
On June 30	3.759	3.700	1.6%
Average January– September	3.701	3.642	1.6%
Average July– September	3.714	3.744	(0.1)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on November 10, 2024) is 3.722.

			Bank of
			Israel	Federal
	Israeli	U.S.	Interest	interest
	CPI	CPI	Rate	rate

On November 10, 2024	115.0	315.3	4.5%	4.75%-4.50%
On September 30, 2024	115.2	314.8	4.5%	4.75%–5.00%
On June 30, 2024	113.4	314.1	4.5%	5.25%–5.50%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
On September 30, 2023	111.2	307.0	4.75%	5.25%–5.50%
On June 30, 2023	110.3	304.1	4.75%	5.00%–5.25%
On December 31, 2022	107.7	297.7	3.25%	4.25%–4.50%
Change in the first nine months of 2024	3.5%	2.5%	(0.25)%	(0.5)%
Change in the first nine months of 2023	3.3%	3.1%	1.5%	1.00%
Change in the third quarter of 2024	1.6%	0.2%	0%	(0.5)%
Change in the third quarter of 2023	0.8%	1.0%	0%	0.25%

For details regarding credit linked to the CPI or to prime – see Section 9B of the Report of the Board of Directors for 2023, and that stated in Note 7A(2) to the interim statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – 2023 was characterized by significant instability against the background of internal domestic events and geopolitical defense (security) matters as stated in the Report of the Board of Directors for 2023. As at the approval date of this report, the war that broke out on October 7, 2023 is still ongoing, including increased combat activities and defense (security) tension in additional areas, particularly in the northern part of the country and against Iran. The war and the security situation led to impacts and restrictions on the Israeli public that include, among other things and based on the actual situation, a large call for military reserves duty (soldiers), limitations on gatherings, temporary closing of air traffic routes, etc. As at the approval date of the report, the restrictions are being partly applied and based on the security situation existing in the State and the relevant combat areas.

In addition, as at the approval date of the report the War has had external (consequential) impacts including, among others, interruptions in the marine routes due to attacks on commercial and supply ships and a significant cutback of the activities of the foreign airline companies in Israel. These impacts have an occasional impact and could have an adverse impact on the arrival of equipment and foreign teams to Israel (including equipment and teams required for purposes of maintenance and construction of the Group’s activity sites in Israel) and the time schedules for their arrival.

Furthermore, as at the approval date of the report the War could impact Israel’s foreign relations which, in turn, could also impact the State’s economic situation. The said events involve significant uncertainty and could impact the macro‑economic environment, including a negative impact on the strength of the Israeli economy and the financial position of the State of Israel, including possible unfavorable changes in Israel’s credit rating (as at the approval date of the report, certain rating companies reduced the credit rating of Israel) and of the Israeli financial institutions, particularly the Israeli banking system (as at the approval date of the report, certain rating companies reduced the credit rating of some of the Israeli banks), adversely affect investments in the Israeli economy and trigger a removal of money and investments from Israel, increase the costs of the financing sources in Israel, cause a weakening of the exchange rate of the shekel against the other currencies (particularly the dollar), harm the activities of the business sector and create instability in the Israeli capital market (including increased volatility, falling prices of traded securities, and limited liquidity and accessibility). Also, the possible impacts of the War, including events such as the Iranian attacks, could impact the possibility of acquiring insurance policies covering war and terrorist risks to the Group’s assets in Israel or a significant worsening of the terms of these policies. As at the approval date of the report, the Company had renewed the said insurance policies in Israel up to May 31, 2025. To the extent the above estimates materialize, wholly or partly, or in a case of a worsening of the security situation, this could negatively impact the Company’s activities and the activities of the Company’s customers and suppliers in Israel (including physical harm or curtailment of activities) and could also negatively impact the results of the Company’s activities and the availability and cost of the capital and financing sources that are required by the Company, particularly for purposes of supporting its continued business growth. As of the approval date of the report, there is no certainty regarding the duration or extent of the impact of these items. For details regarding the significance of the War on the Group’s business activities and results – see Section 13, below.

C.	Global events and broad impacts on raw‑material prices and the supply chain – for details – see Section 3.1C of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel

D.
Update of the electricity tariffs – on February 1, 2024, the annual update to the tariff for 2024 for electricity consumers of Israel Electric Company entered into effect. Pursuant to the decision, the generation component was updated to NIS 0.3007 per kilowatt hour, a decrease of 1.1% compared with the generation component at the end of 2023 – this being mainly due to the surplus receipts expected from sale of the Eshkol power plant, which led to a reduction in the generation sector. In addition, as part of the said tariff update decision, it was noted that pursuant to the decision designation of the receipts from sale of Eshkol was determined – the surplus receipts from the sale will first be used to cover expenses incurred during the war, including costs of diesel oil, and only thereafter will the surplus receipts be used to cover non‑recurring past expenses.

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2024	2023	Change

January–September average	30.11	30.57	(1.5)%
July–September average	30.07	30.39	(1.1)%

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s result, and vice‑versa.

E.
Supplementary arrangements and granting of a supply license to Rotem – further to that stated in Section 3.2E of the Report of the Board of Directors for 2023 regarding a proposed decision regarding the matter of supplementary arrangements and imposition of certain covenants on Rotem (“the Hearing”), on March 13, 2024 a decision of the Electricity Authority was announced further to the Hearing (“the Decision”). In general, the arrangements in the Decision are not significantly different than the arrangements included in the Hearing, which include, among other things, imposition of certain covenants on Rotem, including with respect to the matter of deviations from the consumption plans and the market model, along with provision of a supply license to Rotem, this being against the background of the intention of the Electricity Authority to consolidate in many respects the regulation applicable to Rotem with that of other bilateral electricity generators, and thus, to permit Rotem to operate in the energy market in a manner similar and equal to the said generators. The Decision entered into effect on July 1, 2024 and for the period covering Rotem’s generation license. For additional details – see Section 7.3.18.5 of Part A of the Periodic Report for 2023.

F.
Decision regarding the matter of “smart meters” – pursuant to the decision of the Electricity Authority, which entered into effect on July 1, 2024 with respect to virtual suppliers (which do not have means of generation) and will enter into effect on November 1, 2024 with respect to conventional suppliers (which have means of generation, such as the Company) it will be possible to assign household consumers with no smart meter to private transactions based on a normative consumption model of a household consumer. The Decision permits the Company to increase the diversity of its customers by means of selling electricity directly and/or indirectly to all households.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.2	Activities in Israel (Cont.)

G.
Public announcement regarding bilateral market regulation for generation facilities in the transmission network – on April 17, 2024, the Electricity Authority published a public announcement with respect to principles for a bilateral market regulation for generation facilities in the transmission network. Pursuant to the public announcement, the Electricity Authority is considering determination of a regulation whereby facilities for generation of renewable energy and storage facilities that are connected to the transmission network will be permitted to sell the electricity generated in bilateral transactions pursuant to a mechanism whereby the generator will sign a deal with a virtual supplier for sale of availability, which will convey the supplier a right to acquire energy from the network at the market price, in a capacity that will conform to the facility’s technology through use of a “conformance coefficient”, as detailed in the public announcement, in every year up to the amount of the capacity stated in the availability certificate it acquired from the generator, and the generator will commit to operate in accordance with the market model. In addition, the supplier and the generator will sign a financial hedging transaction covering the energy generated in the facility. According to the public announcement, in the first stage it will apply solely to generation facilities using renewable energy, including with integrated storage, and to independent storage facilities that are connected to the transmission network, provided that certain conditions specified in the public announcement have been met. It is noted that the Ramat Beka solar project that is being developed by the Company, might operate under this regulation, to the extent it is actually advanced and subject to the final regulations that will be determined (if any).

H.
Targets of the Israeli government regarding emission of greenhouse gases and amendment of the Excise Tax on Fuel Order – further to that stated in Section 7.2.9 of Part A of the Periodic Report for 2023, in September 2024 an amendment to the Excise Order on Fuel (Imposition of Excise Tax), entered into effect commencing from January 1, 2025. The language of the amended Order includes an increase in the Excise Tax rates imposed on various fuel types, including natural gas, such that in 2025 the Excise Tax on natural gas will increase from NIS 19 to NIS 33 and will continue to rise in a graduated manner up to a maximum Excise Tax of NIS 192 in 2030. The increase in the Excise Tax on natural gas is expected to raise the Group’s natural gas cost in Israel, where in the Company’s estimation part of this impact will be reduced by an increase in the Group’s revenues in Israel, if and to the extent there is an increase in the generation component and subject to the expected impact of such an increase on the natural gas price, which is linked to the generation component. The generation component has a material impact on both the Company’s revenues from sale of energy and on its natural‑gas costs in Israel (for details – see Section 19.2.1 of Part A of the Periodic Report for 2023 and Note 28C(3) to the annual financial statements). As at the approval date of the report, the Company is not able to estimate the full impact of the amended Excise Tax Order on the Company’s results over time due to the uncertainty involved with the manner of determining the tariff, in general, and the generation component, in particular, and the manner in which the decision is ultimately applied, as well as in light of possible impacts of conclusion of significant natural‑gas agreements in the economy. Regarding 2025, in the Company’s estimation the amended Excise Tax Order is not expected to have a material impact on its results[3].

[3]
The Company’s estimate regarding the impact of the decision with respect to amendment to the Excise Order on the Company and the possibility of its reduction constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the impacts of amendment to the Excise Order might not be reduced and may not be expressed as a part of the generation component due to the manner of determination of the generation component, which is not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

I.
Public Announcement regarding the methodology for determination of the SMP tariff and a hearing with respect to determination of the maximum tariff for the electricity tariffs – on August 27, 2024, the System Operator published a process for the public’s participation regarding the way for calculating the market price under the SMP method, which it intends to implement starting from the beginning of 2025. The System Operator’s position is that the appropriate method chosen, which includes as part of the calculation the restrictions and constraints existing in the Israeli electricity market, will provide a response to the present and future needs of Israel’s electricity market and will change the level of the market price with reference to the existing market prices in such a manner that will allow its implementation along with implementation of the tariff ceiling for the protective tariffs being advanced by the Electricity Authority.

On September 4, 2024, the Electricity Authority published a hearing for determination of maximum tariffs for the electricity tariffs for generators connected to the transmission grid that operate under the market model. The calculation pursuant to the decision, if it is set as provided in the hearing, will apply retroactively starting from the publication date of the hearing. As part of the hearing, the Electricity Authority proposes setting of a ceiling for the price offers on the basis of which the generators are paid the protective tariffs in cases where the System Operator loads the generator other than based on economic considerations (or does not load the generator contrary to economic considerations) and thus caused the generator to suffer a loss or lost profits – this being against the background of the Electricity Authority’s contention that generators raise the price offers with the goal of increasing the payments of the System Operator to them and while knowing that the payments to them will be calculated based on their offers as part of the supplementary tariff and not based on the market prices (SMP).

The supervisory mechanism proposed by the Authority will be applied such that instead of the generator being entitled to receive the protective tariff, the generator will be entitled to a payment that is calculated based on the minimum between its price offer and the tariff determined by the Authority (“the Ceiling Tariff for the Protective Tariffs”). The Ceiling Tariff for the Protective Tariffs will be calculated based on the average gas price published by the Gas Authority for the quarter plus 15% in a case of a day‑ahead calculation or an addition of 40% in a case of a real‑time calculation and variable operating cost components pursuant to the normative costs provided in Decision 914.

In the Company’s estimation, in light of the structure of its revenues, which is not significantly impacted by the SMP price or the supplementary tariffs, as stated above, the impact of the said Public Announcement and hearing on the Company’s activities is not expected to be material4.

[4]
The Company’s estimate constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the language of the hearing and the structure of the Company’s revenues solely as at the date of the report, and could change as a result of the final arrangements that will be provided in the Decision (if provided), changes in the electricity market and the competition therein and/or events affecting the structure of the revenues, including entry of new projects into operation (if ultimately executed).

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

J.
Public Announcement regarding a proposal for changes in the tariff structure – on November 6, 2024, the Electricity Authority published a Public Announcement regarding a proposal for changes in the tariff structure, which details proposed changes to the principles for determination of the tariff to customers of Israel Electricity Company and to suppliers, against the background of the inputs occurring in the electricity sector as reviewed by the Electricity Authority as part of the Announcement (“the Public Announcement”).

The Public Announcement addresses three main proposals: (1) a proposal to change the methodology for determination of the generation component such that the basis for the determination will be the SMP price (the price of the competitive market, for details of a parallel public announcement regarding a change in the methodology for determination of the SMP price itself – see Section 3.3I above)) plus a normative fixed component that will be determined by the Electricity Authority; (2) a proposal to apply a mechanism for economic signaling of pricing of external costs of emissions such that it will be part of the marginal cost; and (3) a proposal to automatically and more frequently update the tariff based on index changes.

Based on the Public Announcement, implementation of the proposals may be in “one‑shot” or on a gradual basis.

It is clarified that the said proposal for change in the generation component and the manner of its determination were published as part of a “public announcement” for receipt of in‑principle positions from the public prior to publication of a hearing that will be subject to responses, changes and administrative proceedings and, therefore, at this preliminary stage there is no certainty regarding the final arrangements that will be stipulated in the decisions (if ultimately so stipulated) and the timing thereof, which could be different (even materially) than that stated in the Public Announcement. As at the approval date of the report, the Company is studying the arrangements proposed as part of the Public Announcement, the possible impacts thereof on its activities (should they ultimately be stipulated in the decision) and the manner of its response, and at the present time it is unable to predict the impact of the Public Announcement, if any, on its financial results. It is further clarified that unfavorable changes in the generation component could have a negative impact (even a material one) on the results of the Company’s activities in Israel, as detailed, in among other places, in Section 19.2.1 to Part A of the Periodic Report for 2023.

K.
Additional information regarding the renewable energy activities in Israel – as part of the Company’s strategy to expand its activities in the generation and supply sector utilizing renewable sources in Israel, as stated in Section 7.9 of Part A of the Annual Report for 2023, the Company engages in and/or attempts to engage in transactions for acquisition of rights in renewable energy projects in Israel (particularly solar and/or storage) and/or acquisition of rights in lands designated for projects as stated, including as part of projects in the framework of joint ventures with holders of rights in projects or lands as stated.

As at the approval date of the report, there is no certainty regarding the scope of the Company’s undertakings in transactions as stated and/or execution of projects as stated if they are advanced by the Company based on its said activities (the completion of which is subject to fulfillment of various conditions, including completion of development, planning, licensing and financing processes similar to projects of this type that are in the development stages).

For additional details regarding developments of the Group’s activities in Israel – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

L.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the area of “energy transition” activities, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the main regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
(Power Plant)	2024	2023	Change	2024	2023	Change

PJM West (Shore, Maryland)	33.52	31.97	5%	37.10	33.32	11%
PJM AEP Dayton (Fairview)	30.14	30.64	(2)%	32.21	31.83	1%
New York Zone G (Valley)	34.74	33.86	3%	35.36	32.46	9%
Mass Hub (Towantic)	37.10	37.55	(1)%	38.08	33.22	15%
PJM ComEd (Three Rivers)	25.87	N/A	N/A	29.00	30.86	(6)%

*	Based on Day‑Ahead prices as published by the relevant ISO.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. For details regarding the Power Basis data for 2021–2023 – see Section 3.3H to the Report of the Board of Directors for 2023.

In the period of the report, there were no significant changes in the electricity prices compared with the corresponding period last year. The rise in the electricity prices in some of the power plants shown in the above table in the third quarter of 2024 compared with the corresponding period last year, stemming mainly from an increase in the RGGI price (carbon emission tax). It is noted that the Fairview and Three Rivers power plants are located in areas that as at the approval date of the report are not subject to RGGI. For additional details – see Section 5B(1)).

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

L.	Electricity and natural gas prices (Cont.)

At the macro level, electricity prices continue to be impacted by supply and demand trends in the activity areas of the CPV Group’s power plants: an increase in the demand for electricity as a result of electrification in the transportation, real estate and industry sectors, and due to the increase in the demand for electricity in the data‑center sector, as a result of the transition to “cloud” and growth in the Artificial Intelligence (AI) activities. At the same time, the available generation capacity is continuing to decline as a result of closing of old, inefficient and polluting conventional power plants (mainly coal‑powered power plants), on the one hand, and limited new supply of power plants due to a relatively slow entry rate of renewable energies and a lack of construction of new conventional power plants, on the other hand. For details regarding the EPA regulations relating to carbon emissions – see Section 3M(2), below.

Natural gas prices

Set forth below are the average natural gas in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the Nine Months Ended			For the Three Months Ended
Region	September 30			September 30
(Power Plant)	2024	2023	Change	2024	2023	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	1.98	1.94	2%	1.50	1.39	8%
Transco Zone 5 North (Maryland)	2.55	2.73	(7)%	1.77	2.83	(37)%
Texas Eastern M‑2 (Fairview)	1.62	1.63	(1)%	1.41	1.25	13%
Dominion South Pt (Valley – 30%)	1.57	1.63	(4)%	1.41	1.27	11%
Algonquin City Gate (Towantic)	2.56	3.02	(15)%	1.75	1.93	(9)%
Chicago City Gate (Three Rivers)	2.09	N/A	N/A	1.78	2.31	(23)%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

In general, in the period of the report there were no significant changes in the natural gas prices compared with the corresponding period last year, except with respect to the Towantic power plant where the natural‑gas price remained at relatively low levels due to lower transport costs between the Iroquois Zone 2 region and the Algonquin City Gate region (the region in which the Towantic power plant operates) which increased the competition and created downward pressure on the price. In the third quarter of 2024, in general, the natural‑gas prices in the U.S. were low compared with the corresponding period last year, due to, among other things, the levels of the inventories of natural gas as a result of the relatively mild winter and summer. With respect to the Maryland power plant, which is located in the Transco Zone 5 region, the sharp decline in the natural‑gas prices stems from operation of a new gas transport pipeline (Mountain Valley Pipeline) that connects the region with a number of additional regions, including the Texas Eastern M2, which have lower natural gas prices. In addition, operation of the pipeline in regions having lower natural gas prices, where in the Valley, Shore and Fairview power plants are also located, led to an increase in demand for natural gas and an increase in the gas prices in these plants.

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone). (It is clarified that RGGI is not included in calculation of the Spark Spread but rather in the energy margin as detailed in Section 4E below)

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

L.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (MMBtu/MWh)]

Set forth below are the average Spark Spread margins for each of the main markets in the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the			For the
	Nine Months Ended			Three Months Ended
Region	September 30			September 30
Power Plant[5]	2024	2023	Change	2024	2023	Change

Shore	19.86	18.61	7%	26.75	23.70	13%
Maryland	15.93	13.15	21%	24.89	13.77	80%
Valley	21.93	21.13	4%	25.20	23.11	9%
Towantic	20.46	17.94	14%	26.71	20.67	29%
Fairview	19.61	20.04	(2)%	23.05	23.67	(3)%
Three Rivers	12.29	N/A	N/A	17.43	15.86	10%

*
Based on electricity prices as shown in the above table, with a discount for the thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated based on the assumption of generation in all the hours of the 24‑hour period).

In the period of the report and in the third quarter of 2024, compared with the corresponding periods last year there was an increase in the electricity margins (Spark Spread) stemming from, among other things, an increase in the electricity prices (as detailed above) in most of the activity areas of CPV’s power plants. In addition, there was a more significant increase in the electricity margins in the Maryland and Towantic power plants, stemming from a decline in the natural‑gas prices, as detailed above.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market (for details regarding agreements hedging of the electricity margin of the CPV Group – see Section 4E below).

For details regarding a forecast of the EOX company of electricity and natural gas prices at the end of the third quarter of 2024 in the activity regions of the CPV Group up to the end of 2024 and for 2025–2026 – see Appendix A below.

[5]	For additional details regarding the energy margin of the CPV Group – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) for electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the FERC of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public tenders for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day). It can be seen in the following table that in prior years, generally, the capacity prices have declined from period to period up to a significant reversal in the trend in the last tender for the period from June 2025 through May 2026.

Sub-Region	CPV Plants[6]	2025/2026	2024/2025	2023/2024	2022/2023
PJM RTO		269.92	28.92	34.13	50
PJM COMED	Three Rivers	269.92	28.92	34.13	–
PJM MAAC	Fairview, Maryland, Maple Hill	269.92	49.49	49.49	95.79
PJM EMAAC	Shore	269.92	54.95	49.49	97.86

Source: PJM

[6]	The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

Results of capacity tender in the PJM market for the period from June 2025 through May 2026

In July 2024, PJM published the results of tenders on capacity prices for the period from June 2025 through May 2026 – this being after in October 2023, PJM submitted to FERC changes in the format for the capacity market that entered into effect commencing from the present tender (at this stage for a one‑year period starting from the middle of 2025). The changes include, among others, adjustments to the scope of capacity permitted to be sold, examination requirements for generators and adjustment of planning parameters with an increase in the weight of the winter reliability risk parameter.

The significant increase in the availability tariff in the tender, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of demands and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the power plants of the CPV Group operating in the energy transition area is a decline in the availability capacity provided for sale from about 96% to about 79%. In the estimation of the CPV Group, the addition to its revenues from availability from all its power plants in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 is estimated at about $54 million, and upon completion of the transaction for acquisition of 25% of the Maryland power plant by about $65 million. In the CPV Group’s estimation, upon completion of the transactions for acquisition of 31% of the Shore power plant and an additional 25% of the Maryland power plant, if ultimately completed, the addition to the capacity revenues of the CPV Group is expected to amount to about $89 million (for details – see Section 10C below)7.

In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming availability tenders in the PJM market. In response, PJM proposed an up to six‑month postponement of the tender that was originally scheduled for December 2024 in order to make changes, including, among others, inclusion of about 2GW of RMR (Reliability Must Run units) as part of the offer. In addition, PJM is considering an update of the manner of determining the demand curve. In the estimation of the CPV Group, as at the date of the report, if the said changes in availability tenders are accepted and approved by the FERC the fluctuations in the availability tariffs should be moderated7.

[7]
That stated in this Section regarding the estimate of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, the revenues of the CPV Group from availability could be different (even significantly) as a result of, among other things, regulatory changes (including appeal processes or other processes in the PJM market or as part of other municipal authorities), operating factors, changes in the business environment and/or the occurrence of one or more of the risk factors to which the CPV Group is exposed. In addition, as at the approval date of the report the increase of the additional holdings in the Shore and Maryland power plants had not yet been completed, the completion of which is subject to conditions that have not yet been fulfilled and there is no certainty regarding their fulfillment.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. The power plants are permitted to assure the capacity tariffs in the seasonal tender, the monthly tender or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market, the capacity prices rose compared with prior periods – this being mainly due to exit from the system of power plants and an anticipated increase in demand (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Winter 2024/2025	Summer 2024	Winter 2023/2024
NYISO Rest of the Market	–	66.30	168.91	127.25
Lower Hudson Valley	Valley	66.30	168.91	128.9

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

The decline in the availability prices in the winter of 2024/2025 in the NYISO market stems from relatively stable demand for electricity over the past years, mainly against the background of a slower than expected recovery from the Coronavirus, along with an increase in renewable energy and an improvement of the energy costs.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity tender for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy Whtiman Price Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward tenders for a period of one year, commencing from June 1, three years from the year of the tender. In addition, there are supplementary monthly and annual tenders for the balance of the capacity not sold in the forward tenders. The power plants are permitted to guarantee the capacity payments in the forward tenders, the supplementary tenders or through bilateral sales.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual availability prices for the Towantic power plant are impacted by forward tenders, supplementary annual tenders, monthly tenders with capacity prices that change every month and bilaterial agreements with energy suppliers in the market.

M.	Additional information regarding the activities in the U.S.

1.
Further to that stated in Section 17.1 of Part A of the Periodic Report for 2023, as part of the activities of the CPV Group to strengthen its position as a significant player in the energy transition area through, among other things, holding and managing effective and reliable conventional means (natural gas), which will support the rising demand for electricity in the U.S., the CPV Group is examining business opportunities with respect to increasing its holdings in certain of the power plants it holds, subject to formulation of appropriate terms with the other holders in the said power plants. For details regarding undertakings of the CPV Group for acquisition of additional rights in the Shore and Maryland power plants – see Section 10C below. As at the approval date of the report, there is no certainty that the said activities and/or additional similar activities will be executed and/or will come to full fruition.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

M.	Additional information regarding the activities in the U.S. (Cont.)

2.
Further to that stated in Section 8.1.4 of Part A of the Periodic Report for 2023, in April 2024 the U.S. EPA (Environmental Protection Agency) published final emissions’ regulations in the framework of the Clean Air Act. Pursuant to the new rules, up to January 1, 2032, a reduction of emissions will be required at a carbon‑capture rate of 90% for coal‑fired generation facilities that are expected to operate after 2039 and new baseload natural gas-fired generation facilities (that were not under construction as at May 2023). Less stringent requirements were provided for, among other things, existing coal‑fired generation facilities that integrate natural‑gas fired generation that are expected to discontinue their operations prior to 2039. For new gas turbines, the regulations require that full baseload (as defined) generation through use of natural gas combustion will be executed with maximum utilization of efficient technologies in order to limit emissions to no more than 800 lbs. CO2/MWh-gross until January 1, 2032 and thereafter a reduction to 100 lbs. CO2/MWh-gross via 90% carbon capture or co-firing with hydrogen. Efficiency requirements and reduced emission restrictions were provided with respect to gas turbines that generate at a partial baseload or a low baseload. The various states have two years to develop compliance plans for the existing coal plants but compliance for new natural gas plants (the construction of which started after 2023) is immediate. In July 2024, the U.S. Appeals Court rejected a request for an injunctive order filed by several state Attorneys General with respect to the new regulations, which is intended to stay their enforcement. In October 2024, the U.S. Supreme Court rejected a request to delay implementation of the said regulations, whereby they will remain in effect so long as the court proceedings (deliberations) are ongoing.

The development portfolio of the CPV Group, which includes wind energy and solar projects, with a scope of more than 4.6 gigawatts, and natural gas projects with carbon capture potential with a scope of about 6.3 gigawatts (the share of the CPV Group is about 4.9GW), is expected to benefit from a significant tailwind due the regulation, to the extent it is implemented in the manner it was published (or at all). In addition, in the estimation of the CPV Group its active natural‑gas powered power plants are expected to have a competitive advantage under the said regulation in light of their high level of efficiency along with entry barriers that are expected to be created in the market for construction of new natural‑gas powered power plants.

As at the approval date of the report, there is no certainty regarding the actual impacts of the said new regulation on the market and on the CPV Group, and the matter depends on, among other things, the policies and the manner of implementation of the rules (in whole or in part) by the relevant electricity authorities and entities, as they will be from time to time, and/or on legal proceedings in connection therewith as well as operational factors and the scope of the executions of the Company’s development projects (if ultimately executed).

For additional details regarding developments of the Group’s activities in the U.S. – see Section 6 below.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income[8]

	For the Nine Months Ended
Section	September 30
	2024	2023

Revenues from sales and provision of services (1)	2,190	1,971
Cost of sales and provision of services (without depreciation and amortization) (2)	(1,493)	(1,395)
Depreciation and amortization	(245)	(205)
Gross profit	452	371
Administrative and general expenses	(191)	(182)
Share in earnings of associated companies	150	179
Business development expenses	(33)	(47)
Compensation for lost revenues	44	–
Other expenses, net	(50)	6
Operating income	372	327
Financing expenses, net	(200)	(143)
Loss from extinguishment of financial liabilities	(49)	–
Income before taxes on income	123	184
Taxes on income expenses	(49)	(44)
Net income for the period	74	140
Adjustments	3	26
Adjusted net income for the period[9]	77	166

Attributable to:
The Company’s shareholders	85	140
Holders of non‑controlling interests	(8)	26

[8]	The results of the associated companies in the U.S. (mainly in the Energy Transition segment) are presented in the category “Company’s share in earnings of associated companies”.
[9]
Adjusted net income or loss – net income or loss in accordance with IFRS plus or minus the adjustments detailed in Section G below. It is emphasized that “adjusted income or loss” as stated in this report is not a recognized data item that is recognized under IFRS or under any other set of generally accepted accounting principles as an index for measuring financial performance and should not be considered as a substitute for income or loss or other terms provided in accordance with IFRS. It is possible that the Company’s definitions of “adjusted income or loss” are different than those used by other companies. Nonetheless, the Company believes that the “adjusted income or loss” provides information that is useful to management and investors by means of eliminating certain line items (categories) that do not constitute an indication of the Company’s ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the Nine		Board’s Explanations
	Months Ended
	September 30
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	1,138	1,154
Revenues from sale of energy to the System Operator and to other suppliers	129	93	Most of the increase, in the amount of about NIS 48 million, stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues in respect of capacity payments	127	30	Most of the increase stems from the commercial operation of Zomet at the end of the second quarter of 2023.
Revenues from sale of energy at cogeneration tariff	42	34
Revenues from sale of steam	44	45
Other revenues	23	50
Most of the decline derives from sales of electricity recognized in the corresponding period last year, in the amount of about NIS 26 million, from the Zomet power plant prior to the commercial operation at the end of June 2023.

Total revenues from sale of energy and others in Israel (without infrastructure services)	1,503	1,406
Revenues from private customers in respect of infrastructure services	332	373
Total revenues in Israel	1,835	1,779

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	164	89
The increase derives mainly from the first‑time consolidation of the Mountain Wind project starting from the second quarter of 2023 and the commercial operation of the Maple Hill and Stagecoach projects starting from the fourth quarter of 2023 and the second quarter of 2024, respectively.

Revenues from provision of services (as part of the other segment) and other revenues	191	103	The increase stems mainly from an increase in the scope of sale of electricity from renewable sources (retail) to commercial customers.
Total revenues in the U.S.	355	192

Total revenues	2,190	1,971

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Nine Months Ended		Board’s Explanations
	September 30
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	495	489
Expenses in respect of acquisition of energy	280	249	Most of the increase, in the amount of about NIS 29 million stems from an increase in customer consumption in the period of the report.
Cost of transmission of gas	41	29	The increase stems mainly from the first‑time consolidation of Gat, starting from the second quarter of 2023 and the commercial operation of Zomet starting from the end of the second quarter of 2023.
Salaries and related expenses	33	27
Operating expenses	87	56	The increase stems mainly from the first‑time consolidation of Gat commencing from the second quarter of 2023 and the commercial operation of Zomet starting from the end second quarter of 2023.
Other expenses	18	60	In 2023, includes mainly natural gas and other expenses were recorded in the Zomet power plant at the end of June 2023.
Total cost of sales in Israel without infrastructure services	954	910
Expenses in respect of infrastructure services	332	373
Total cost of sales in Israel	1,286	1,283

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	53	35
The increase stems mainly from the first‑time consolidation of the Mountain Wind project, commencing from the second quarter of 2023 and commercial operation of the Maple Hill and Stagecoach projects, starting from the fourth quarter of 2023 and the second quarter of 2024, respectively.

Cost in respect provision of services (as part of the “others” segment) and other costs	154	77	The increase stems mainly from an increase in the scope of sale of electricity from renewable sources (retail) to commercial customers.
Total cost of sales and provision of services in the U.S.	207	112
Total cost of sales and provision of services	1,493	1,395

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

For details regarding “EBITDA indices”, “EBITDA after adjusted proportionate consolidation”, “FFO” and “net cash flows after service of the project debt” – see Section 4B to the Report of the Board of Directors for 2023.

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Nine Months Ended
	September 30
	2024	2023

Revenues from sales and provision of services	2,190	1,971
Cost of sales (without depreciation and amortization)	(1,493)	(1,395)
Administrative and general expenses (without depreciation and amortization)	(179)	(172)
Business development expenses	(33)	(47)
Share in income of associated companies	150	179
Compensation for lost revenues	44	–
Consolidated EBITDA	679	536
Elimination of the share in income of associated companies	(150)	(179)
Addition of the share of Group in proportionate EBITDA of associated
companies (1)	451	423
EBITDA after proportionate consolidation	980	780
Adjustments for consolidated companies (see detail in Section G below)	–	18
Adjustments for associated companies (see detail in Section G below) (1)	4	15
Adjusted EBITDA after proportionate consolidation	984	813

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

For the nine months ended September 30, 2024	Fairview	Towantic	Maryland	Shore*	Valley	Three Rivers	Total

Revenues from sales of energy	155	145	120	122	259	48	849
Cost of natural gas	66	59	48	57	95	28	353
Carbon emissions tax (RGGI)**	–	30	21	32	65	–	148
Cost of sales – other expenses (without
depreciation and amortization)	2	3	5	5	5	2	22
Gain on realization of transactions hedging
the electricity margins	18	(5)	(1)	7	45	12	76
Net energy margin	105	48	45	35	139	30	402
Revenues from capacity payments	13	89	9	14	45	3	173
Other income	3	4	5	4	2	1	19
Gross profit	121	141	59	53	186	34	594
Fixed costs (without depreciation and
amortization)	10	15	13	20	51	9	118
Administrative and general expenses
(without depreciation and amortization)	4	3	3	4	6	1	21
Group’s share in proportionate adjusted
EBITDA of associated companies	107	123	43	29	129	24	455

For the nine months ended September 30, 2023	Fairview	Towantic	Maryland	Shore*	Valley	Rivers	Total

Revenues from sales of energy	161	142	112	98	207	11	731
Cost of natural gas	68	70	58	48	81	6	331
Carbon emissions tax (RGGI)**	1	20	14	18	32	–	85
Cost of sales – other expenses (without
depreciation and amortization)	2	3	7	5	4	–	21
Gain on realization of transactions hedging
the electricity margins	28	(4)	8	1	53	–	86
Net energy margin	118	45	41	28	143	5	380
Revenues from capacity payments	20	77	17	20	42	1	177
Other income	3	1	2	3	2	–	11
Gross profit	141	123	60	51	187	6	568
Fixed costs (without depreciation and
amortization)	8	13	13	21	51	3	109
Administrative and general expenses
(without depreciation and amortization)	3	3	3	4	6	–	19
Group’s share in proportionate adjusted
EBITDA of associated companies	130	107	44	26	130	3	440

*
At the Shore power plant – gas transport costs (totaling in the first quarter of 2024 and 2023 about NIS 17 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report for 2023. In the period of the report, there was an increase of 55% in the average RGGI tariff compared with the corresponding period last year.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the		For the
		Nine months ended		Nine months ended
	Basis of	September 30, 2024		September 30, 2023
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects and
accompanying business activities (1) (2)	Consolidated	557	400	466	451
Business development costs,
headquarters in Israel	Consolidated	(16)	(17)	(21)	(21)
Total Israel		541	383	445	430

Total operating projects (1)	Associated	455	271	440	307
Other costs	Consolidated	(4)	(2)	(3)	(3)
Total energy transition in the U.S.		451	269	437	304
Total operating projects (1)	Consolidated	104	77	46	45
Business development and other costs	Consolidated	(20)	(51)	(29)	(29)
Total renewable energy in the U.S.		84	26	17	16
Total activities as part of the “others”
segment	Consolidated	(2)	(2)	6	6
Headquarters in the United States[10]	Consolidated	(77)	(65)	(72)	(54)
Total United States		456	228	388	272

Company headquarters (not allocated
to the segments)	Consolidated	(13)	(39)	(20)	(58)

Total consolidated (3)		984	572	813	644

(1)	See Section 3 below.

(2)
The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, sale of electricity from facilities for generation of energy on the customer’s premises through OPC Power Plants and commerce in natural gas, including with third parties through OPC Natural Gas.

(3)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 554 million (in the corresponding period last year – about NIS 483 million).

[10]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 23 million and about NIS 21 million for the nine months ended September 30, 2024 and 2023, respectively.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues, net (in Israel net of infrastructure services and in the U.S. – revenues from sale of energy, availability and other), adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the Nine Months Ended September 30, 2024					For the Nine Months Ended September 30, 2023
	Basis of		Adjusted			Net cash		Adjusted		Net cash
	presentation		EBITDA			flows		EBITDA		flows
	in the		after			after		after		after
Main	Company’s		proportionate			service of		proportionate		service of
projects in	financial	Net	consol-			project	Net	consol-		project
operation	statements	revenues	idation		FFO	debt	revenues	idation	FFO	debt

Rotem[11]	Consolidated	716	319	[12]	277	299	759	344	370	334
Hadera	Consolidated	249	97	[13]	39	(22)[14]	248	78	65	32
Zomet[15]	Consolidated	220	109	[13,16]	46	(2)[17]	79	14	19	19
Gat	Consolidated	97	33	[18]	31	(8)[17]	78	35	12	6
Accompanying
business activities	Consolidated	198	(1)		7	137 [17]	192	(5)	(15)	(15)
Total operating
projects in Israel and
accompanying
business activities		1,480	557		400	404	1,356	466	451	376
Fairview[19]	Associated (25%)	171	107		90	270	184	130	125	29
Towantic	Associated (26%)	238	123		108	38	220	107	80	(32)
Maryland[20]	Associated (25%)	134	43		4	2	131	44	16	8
Shore[21]	Associated (37.5%)	140	29		4	4	121	26	3	(6)
Valley	Associated (50%)	306	129		55	1	251	130	83	25
Three Rivers	Associated (10%)	52	24		10	10	12	3	–	–
Total energy
transition in the U.S.[22]		1,041	455		271	325	919	440	307	24
Keenan	Consolidated	67	39		34	–	62	34	30	12
Mountain Wind[15]	Consolidated	50	22		16	(3)	27	12	15	–
Maple Hill[15]	Consolidated	33	29		16	16	–	–	–	–
Stagecoach[15]	Consolidated	14	14		11	11	–	–	–	–
Total renewable
energy in the U.S.		164	104		77	24	89	46	45	12

[11]	Not including a repayment of loans to shareholders of Rotem and payments of intercompany taxes in the consolidated tax reconciliation statement.
[12]	The decrease in the FFO in the period of the report compared with the corresponding period last year stems mainly from planning maintenance in Rotem in the first quarter of 2024 and from changes in working capital, in the amount of about NIS 100 million, due to an update of the “hourly rates” brackets starting from January 2023 and timing differences.
[13]	In 2024, the financial results of the Zomet and Hadera power plants include compensation, in the amounts of about NIS 26 million and about NIS 18 million, respectively. For additional details – see Note 8A(3) and Note 10B(3) to the interim statements.
[14]	In the period of the report, the net cash flows after service of the Hadera project debt includes early repayment of the long‑term loans, in the amount of about NIS 25 million, further to receipt of compensation from the construction contractor at the end of 2023, as detailed in Note 28A(4) to the annual financial statements.
[15]	The financial results of the projects were included starting from the initial consolidation or the commercial operation dates, as applicable, which occurred in 2023. The financial results of the Stagecoach project were included starting from the commercial operation date, in the second quarter of 2024.
[16]	For details regarding an increase in the availability tariffs in the Zomet power plant starting from January 2024 – see Section 7.13 of Part A of the Periodic Report for 2023.
[17]	Net cash flows after service of the project debt includes cash raised by OPC Israel and cash used by Zomet and Gat to make early repayment of the project financing. For additional details – see Note 7A(2) to the Interim Statements.
[18]	For details regarding unplanned maintenance in the Gat power plant that had an unfavorable impact on its result for the period – see Section 4C(1) below.
[19]	The net cash flows after service of the debt in Fairview includes taking out of additional financing for the project as part of a refinancing of the project in the third quarter of 2024 (which was distributed as a dividend to the partners in the project). For details – see Section 9A(4) below.
[20]	The FFO in the period of the report includes a payment for upgrading of the facilities at the Maryland power plant, in the amount of about NIS 8 million.
[21]	The FFO in the first quarter of 2023 includes a payment, in the amount of about NIS 9 million, in respect of significant planned maintenance work performed.
[22]	It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Availability (operational) – as stated in Section 7.11.1 of Part A of the Periodic Report for 2023, in the period of the report, the Rotem power plant was shut down during March 2024 for purposes of planned maintenance work, which lasted for 17 days, which negatively impacted its results in the period of the report, including compared with the corresponding period last year.

It is noted that during above‑mentioned maintenance, sale of electricity to customers continued, where Rotem purchased electricity from the System Operator in order to supply the full demand of their customers during the shutdown.

It is further noted that as at the approval date of the report, the Gat power plant has been undergoing unplanning maintenance, starting from July 2024, due to a breakdown that caused a shutdown of the power plant’s activities and had a negative impact on its results in the period of the report including compared with the corresponding period last year.

As at the approval date of the report, the Company estimates that subject to completion of the maintenance as planned the said maintenance is expected to be completed during the Q4 202423.

[23]
That stated with respect to the Company’s estimate regarding completion of the maintenance work, the date thereof and its impact on the Group’s results constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized. Ultimately, delays in completion of the maintenance and return of the power plant to operation could be caused, this being due to, among other things, various factors, such as, impacts of the defense (security) situation in Israel (including in connection with movement and arrival of equipment and teams and execution of maintenance activities), breakdowns in performance of the maintenance, operational failures and/or other factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment (Cont.)

2.
Commercial operation and increase in availability tariffs in Zomet – in the period of the report, planned maintenance was performed a number of times at the Zomet power plant which had a negative impact on the power plant’s availability (for details – see Section 4H) and on its results accordingly. It is noted that maintenance in a similar format in Zomet is also planned for the fourth quarter of 2024 and during 2025. On the other hand, starting from 2024 there has been an increase in Zomet’s availability prices that has had a positive impact on its results in the third quarter of 2024 compared with the corresponding quarter last year.

3.
One‑time events – for details regarding non‑recurring events in the first quarter of 2023 – see Note 28C(3) to the annual financial statements. In addition, in the period of the report, an amendment to the agreement was signed with Zomet’s construction contractor, in the framework of which, among other things, the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 8A(3) to the interim financial statements. Furthermore, in the third quarter of 2024, Hadera received a one‑time amount of about NIS 18 million ($5 million) in connection with lost profits that preceded the commercial operation of the power plant. For additional details – see Note 10B(3) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

E.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3L above.

Set forth below is the scope of the hedging for the rest of 2024 and for 2025 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies, after completion of the transactions for acquisition of additional holdings of the Maryland and Shore power plants24 (for details – see Section 10C below))25.

	October – December
	2024	2025

Expected generation (MWh)	2,279,415	11,648,478

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	71%	49%

Net hedged energy margin (millions of $)	≈ 22.7 (≈ NIS 84 million)	≈ 98.9 (≈ NIS 366 million)

Net hedged energy margin (MWh/$)	14.02	17.49

Net market prices of energy margin (MWh/$) (**)	15.00	14.20

(*)
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3K above. The market prices of energy margin are based on future contracts for electricity and natural gas.

Set forth below is the scope of the secured capacity revenues for the rest of 2024 and for 2025 as at the date of the report (The data presented in the tables below are based on the holding rate of the CPV Group in the associated companies after completion of the transactions for additional holdings of the Maryland and Shore power plants24):

	October – December
	2024	2025

Scope of the secured capacity revenues
(% of the power plant’s capacity)	91%	90%

Capacity receipts (millions of $)	≈ 15.9 (≈ NIS 59 million)	≈ 104 (≈ NIS 385 million)

[24]
The data in the tables include the increased holding in the Maryland power plant which was completed in October 2024. In relation to the year 2025, the data in the tables include an increase in additional holdings in the Shore power plant of about 31% and the Maryland power plant of about 25%, of which is subject to conditions that have not yet been fulfilled and there is no certainty that they will ultimately be fulfilled. Completion of the additional acquisitions is expected during the fourth quarter of 2024.

[25]
The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

F.	Analysis of the change in net income (in millions of NIS)

(1)
Most of the increase stems from depreciation expenses of the Zomet power plant (about NIS 20 million) and Maple Hill (about NIS 14 million) that were commercially operated at the end of the second and fourth quarters of 2023, respectively, from the Stagecoach power plant (about NIS 6 million), the commercial operation of which began in the second quarter of 2024, and the Mountain Wind power plant (about NIS 8 million), which was consolidated for the first time in the second quarter of 2023.

(2)
Most of the increase stems from financing expenses relating to the Zomet power plant, in the amount of about NIS 41 million, the Gat power plant, in the amount of about NIS 7 million, an increase in the Mountain Wind power plant, in the amount of about NIS 7 million, and financing expenses that were recorded in the statement of income in respect of the financing framework of a renewable energy projects in the U.S., in the amount of about NIS 21 million. Furthermore, there was an increase in the interest expenses in respect of the tax equity agreements in the U.S., in the amount of about NIS 15 million. On the other hand, there was an increase in the financing income, deriving from the impact of the changes in the exchange of the dollar against the shekel, in in the amount of about NIS 33 million.

(3)
An increase in other expenses in 2024, in the amount of about NIS 21 million, stems from an impairment of value of Gnrgy. For additional details regarding an agreement for sale of Gnrgy shares – see Note 6C to the interim statements. In addition, there was an increase, in the amount of about NIS 31 million, stemming from a loss from impairment of value of Hadera 2 due to the government’s decision to reject the plan – for additional details see Note 10B(1) to the interim financial statements.

(4)
Includes non‑recurring financing expenses relating to repayment of project credit in Zomet and Gat, in the amount of about NIS 49 million (about NIS 38 million, net of tax). For details – see Note 7A(2) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

G.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the Nine Months Ended
Section	September 30		Board’s explanations
	2024	2023

Change in the fair value of derivative financial instruments (presented as part of the Company’s share of income of associated companies in the U.S.)	4	15
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the transition generation energies segment in the U.S. and that were not designated for hedge accounting – for details see Section E above.

Net expenses, not in the ordinary course of business and/or of a non‑recurring nature	–	18	In 2023, represents test runs and other activities executed prior to the commercial operation of the Zomet power plant, which took place in June 2023.
Total adjustments to EBITDA after proportionate consolidation	4	33

Tax impact in respect of the adjustments	(1)	(7)
Total adjustments to net income for the period	3	26

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the Nine Months Ended September 30, 2024 (in millions of NIS) (Cont.)

H.	Detail generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the Nine Months Ended September 30, 2024				For the Nine Months Ended September 30, 2023
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	2,789	2,425	86.9%	92.7%	2,811	2,656	94.5%	98.5%
Hadera	144	784	680	87.0%	87.0%	747	677	90.6%	90.6%
Gat	75	467	323	69.2%	69.2%	309	307	99.3%	100%
Zomet	396	2,449	398	16.0%	83.0%	907	256	28.2%	89.8%

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

U.S.

		For the Nine Months Ended September 30, 2024				For the Nine Months Ended September 30, 2023
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Fairview	1,050	6,808	5,777	83.2%	90.4%	6,848	6,205	89.9%	96.9%
Towantic	805	5,001	4,125	77.0%	89.7%	5,107	4,310	81.0%	94.7%
Maryland	745	4,641	2,774	57.6%	94.0%	4,648	3,051	63.4%	90.8%
Shore	725	4,574	2,799	59.0%	93.2%	3,728	2,689	56.9%	77.7%
Valley	720	4,578	3,999	88.1%	95.6%	4,468	3,422	75.9%	81.5%
Three Rivers	1,258	7,647	5,082	64.0%	80.2%	1,539	1,055	61.3%	70.0%

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

(*)
It is noted that the generation data of the Gat, Zomet and Three Rivers power plants were included starting from the initial consolidation date or the commercial operation date, as applicable, which took place in 2023.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS)

A.	Statement of income

	For the Three Months Ended
Section	September 30
	2024	2023

Revenues from sales and provision of services (1)	879	851
Cost of sales and provision of services (without depreciation and amortization) (2)	(582)	(561)
Depreciation and amortization	(90)	(95)
Gross profit	207	195
Administrative and general expenses	(72)	(65)
Share in earnings of associated companies	64	79
Business development expenses	(11)	(17)
Compensation for lost revenues	18	–
Other income (expenses), net	2	11
Operating income	208	203
Financing expenses, net	(51)	(70)
Loss from extinguishment of financial liabilities	(49)	-
Income before taxes on income	108	133
Taxes on income	(22)	(32)
Net income for the period	86	101
Adjustments	(5)	(1)
Adjusted income for the period	81	100

Attributable to:
The Company’s shareholders	78	82
Holders of non‑controlling interests	3	18

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the Three		Board’s Explanations
	Months Ended
	September 30
	2024	2023
Revenues in Israel
Revenues from sale of energy to private customers	533	530
Revenues from sale of energy to the System Operator and to other suppliers	33	50	Most of the decrease stems from a decline in the sales of Zomet to the System Operator.
Revenues in respect of capacity payments	39	28	The increase stems mainly from an increase in the availability tariff in Zomet starting from the beginning of 2024.
Revenues from sale of energy at cogeneration tariff	17	14
Revenues from sale of steam	14	14
Other revenues	–	7
Total revenues from sale of energy and others in Israel (without infrastructure services)	636	643
Revenues from private customers in respect of infrastructure services	125	138
Total revenues in Israel	761	781

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	39	29	The increase stems mainly from the commercial operation of the Maple Hill and Stagecoach projects commencing from the fourth quarter of 2023 and the second quarter of 2024, respectively.
Revenues from provision of services (as part of the other segment) and other revenues	79	41	Most of the increase stems from the scope of the activities involving sale of electricity from renewable sources (retail) to commercial customers.
Total revenues in the U.S.	118	70

Total revenues	879	851

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Provision of Services	For the Three Months Ended		Board’s Explanations
	September 30
	2024	2023
Cost of sales in Israel
Natural gas and diesel oil	164	203
A decrease of about NIS 19 million stemming from a decline in the gas consumption due to a decline in the sales of Zomet to the System Operator and a decrease of about NIS 16 million stemming from unplanned maintenance work performed at the Gat power plant during the third quarter of 2024. In addition, there was a decline of about NIS 8 million resulting from a drop in the gas price deriving from, among other things, a decline in the generation component.

Expenses in respect of acquisition of energy	163	123	Most of the increase, in the amount of about NIS 29 million, is a result of an increase in customer consumption.
Cost of transmission of gas	13	13
Salaries and related expenses	12	13
Operating expenses	30	26
Other expenses	–	4
Total cost of sales in Israel without infrastructure services	382	382
Expenses in respect of infrastructure services	125	138
Total cost of sales in Israel	507	520

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization): (Cont.)

Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	11	15
Cost in respect provision of services (as part of the “others” segment) and other costs	64	26	Most of the increase stems from an increase in the scope of the activities involving sale of electricity from renewable sources (retail) to commercial customers.
Total cost of sales and provision of services in the U.S.	75	41
Total cost of sales and provision of services	582	561

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt

EBITDA calculations, including adjusted EBITDA after proportionate consolidation (in millions of NIS):

	For the
	Three Months Ended
	September 30
	2024	2023

Revenues from sales and provision of services	879	851
Cost of sales and provision of services (without depreciation and
amortization)	(582)	(561)
Administrative and general expenses (without depreciation and amortization)	(67)	(62)
Business development expenses	(11)	(17)
Share in income of associated companies	64	79
Compensation for lost revenues	18	–
Consolidated EBITDA	301	290
Elimination of the share in income of associated companies	(64)	(79)
Addition of the share of Group in proportionate EBITDA of associated
companies (3)	170	169
EBITDA after proportionate consolidation	407	380
Adjustments for associated companies (see detail in Section F below) (1)	(6)	(1)
Adjusted EBITDA after proportionate consolidation	401	379

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(1)	Calculation of the Group’s share in the proportionate EBITDA of associated companies (in millions of NIS):

For the three months ended September 30, 2024	Fairview	Towantic	Maryland	Shore*	Valley	Rivers	Total

Revenues from sales of energy	53	52	53	46	91	22	317
Cost of natural gas	19	13	12	14	26	10	94
Carbon emissions tax (RGGI)**	–	14	10	10	30	–	64
Cost of sales – other expenses (without
depreciation and amortization)	1	1	2	2	2	1	9
Gain (loss) on realization of transactions
hedging the electricity margins	3	(8)	(9)	(1)	6	1	(8)
Net energy margin	36	16	20	19	39	12	142
Revenues from capacity payments	5	33	3	5	16	1	63
Other income	1	–	2	1	1	–	5
Gross profit	42	49	25	25	56	13	210
Fixed costs (without depreciation and
amortization)	5	5	4	5	17	3	39
Administrative and general expenses
(without depreciation and amortization)	2	1	1	1	2	–	7
Group’s share in proportionate adjusted
EBITDA of associated companies	35	43	20	19	37	10	164

For the three months ended September 30, 2023	Fairview	Towantic	Maryland	Shore*	Valley	Rivers	Total

Revenues from sales of energy	54	47	40	45	83	11	280
Cost of natural gas	18	12	18	16	25	6	95
Carbon emissions tax (RGGI)**	1	8	4	9	14	–	36
Cost of sales – other expenses (without
depreciation and amortization)	1	1	3	2	1	–	8
Gain (loss) on realization of transactions
hedging the electricity margins	4	(2)	5	–	1	–	8
Net energy margin	38	24	20	18	44	5	149
Revenues from capacity payments	5	28	7	4	17	1	62
Other income	1	(3)	–	1	1	–	–
Gross profit	44	49	27	23	62	6	211
Fixed costs (without depreciation and
amortization)	3	4	4	5	15	3	34
Administrative and general expenses
(without depreciation and amortization)	1	1	1	2	2	–	7
Group’s share in proportionate adjusted
EBITDA of associated companies	40	44	22	16	45	3	170

*
At the Shore power plant – gas transport costs (totaling in the third quarter of 2024 and 2023 about NIS 5 million) that are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the adjusted EBITDA.

**
It is noted that as at the approval date of the report, in Pennsylvania RGGI is not imposed. For details regarding a legal proceeding underway regarding the matter and possible implications of imposition of RGGI on costs of the Fairview power plant and the electricity prices throughout the PJM – see Section 8.1.5B of Part A of the Periodic Report for 2023. In the third quarter, there was an increase of 74% in the average RGGI compared with the corresponding quarter last year.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(2)
Set forth below is a breakdown of the adjusted EBITDA after proportionate consolidation data broken down by the subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the		For the
		Three Months Ended		Three Months Ended
	Basis of	September 30, 2024		September 30, 2023
	presentation	Adjusted		Adjusted
	in the	EBITDA		EBITDA
	Company’s	after		after
	financial	proportionate		proportionate
	statements	consolidation	FFO	consolidation	FFO

Total operating projects and
accompanying business activities (1) (2)	Consolidated	258	149	242	268
Business development costs and
headquarters in Israel	Consolidated	(3)	(4)	(7)	(7)
Total Israel		255	145	235	261

Total operating projects (1)	Associated	164	96	170	117
Other costs	Consolidated	(1)	7	(1)	–
Total energy transition in the U.S.		163	103	169	117
Total operating projects (1)	Consolidated	27	19	10	4
Business development and other costs	Consolidated	(6)	(22)	(12)	(8)
Total renewable energy in the U.S.		21	(3)	(2)	(4)
Total activities as part of the “others”
segment	Consolidated	1	1	9	9
Headquarters in the United States[26]	Consolidated	(34)	(17)	(25)	(6)
Total United States		151	84	151	116

Company headquarters (not allocated
to the segments)	Consolidated	(5)	16	(7)	(11)

Total consolidated (3)		401	245	379	366

(1)	See Section 3 below.

(2)
The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, sale of electricity from facilities for generation of energy on the customer’s premises through OPC Power Plants and commerce in natural gas, including with third parties through OPC Natural Gas.

(3)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 243 million (in the corresponding period last year – about NIS 237 million).

[26]
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 8 million and about NIS 8 million for the three months ended September 30, 2024 and 2023, respectively.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after service of the project debt (Cont.)

(3)
Set forth below is additional information regarding the revenues, net (in Israel net of infrastructure services and in the U.S. – revenues from sale of energy, availability and other), adjusted EBITDA after proportionate consolidation, FFO and net cash flows after service of the project debt of the Group’s active power plants broken down by activity segments and subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) (in NIS millions):

		For the three months ended September 30, 2024					For the three months ended September 30, 2023
	Basis of		Adjusted			Net cash		Adjusted		Net cash
	presentation		EBITDA			flows		EBITDA		flows
	in the		after			after		after		after
Main	Company’s		proportionate			service of		proportionate		service of
projects in	financial	Net	consol-			project	Net	consol-		project
operation	statements	revenues	idation		FFO	debt	revenues	idation	FFO	debt

Rotem[27]	Consolidated	299	172		143 [28]	165	331	170	221	185
Hadera	Consolidated	96	59	[29]	24	11	100	36	41	29
Zomet	Consolidated	67	22	[30]	(19)	(50)[31]	75	12	19	19
Gat	Consolidated	29	5	[32]	22	(15)[31]	41	25	13	7
Accompanying
business activities	Consolidated	145	–		(21)	109 [31]	89	(1)	(26)	(26)
Total operating
projects in Israel
and accompanying
business activities		636	258		149	220	636	242	268	214
Fairview[33]	Associated (25%)	59	35		27	243	60	40	37	21
Towantic	Associated (26%)	85	43		42	28	72	44	42	(2)
Maryland	Associated (25%)	58	20		9	4	47	22	8	3
Shore	Associated (37.5%)	52	19		9	9	50	16	12	3
Valley	Associated (50%)	108	37		5	(10)	101	45	18	14
Three Rivers[34]	Associated (10%)	23	10		4	1	12	3	–	–
Total energy
transition in the U.S.[35]		385	164		96	275	342	170	117	39
Keenan	Consolidated	19	8		6	(1)	19	7	3	9
Mountain Wind	Consolidated	10	–		–	(10)	10	3	1	(11)
Maple Hill[34]	Consolidated	10	11		6	6	–	–	–	–
Stagecoach[34]	Consolidated	6	8		7	7	–	–	–	–
Total renewable
energy in the U.S.		45	27		19	2	29	10	4	(2)

[27]	Not including repayment of loans to shareholders of Rotem and payments of intercompany taxes in the consolidated tax reconciliation statement.
[28]
The decrease in the FFO in the quarter compared with the corresponding period last year stems mainly from an increase in the payment to the gas supplier, in the amount of about NIS 68 million due to timing differences.

[29]
In the third quarter of 2024, the financial results of the Hadera power plant include compensation, in the amount of about NIS 18 million, in respect of lost revenues due to a delay in the commercial operation. For additional details – see Note 10B(3) to the Interim Statements.

[30]	For details regarding the availability tariffs of the Zomet power plant, particularly in 2023 – see Section 7.13 of Part A of the Periodic Report for 2023.
[31]
Net cash flows after service of the project debt includes cash raised by OPC Israel and cash used by Zomet and Gat to make early repayment of the project financing. For details – see Note 7A(2) to the Interim Statements.

[32]	For details regarding unplanned maintenance at the Gat power plant that negatively impacted it results in the period of the report – see Section 4C(1) above.
[33]
The net cash flows after service of the debt in Fairview includes taking out of additional financing for the project as part of a refinancing of the project in the third quarter of 2024 (which was distributed as a dividend to the partners in the project). For details – see Section 9A(4) below.

[34]
The financial results of the Three Rivers and Maple Hill projects were included starting from the commercial operation dates, which took place in the second half of 2023. The financial results of Stagecoach were included starting from the commercial operation date, during the second quarter of 2024.

[35]
It is noted that the financing agreements of the CPV Group including mechanisms of the “cash sweep” type in the framework of which all or part of the free cash flows from the project is designated for repayment of the loan principal on a current basis in addition to the predetermined minimum repayment schedule with respect to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are limitations on distributions to the owners.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

C.	Analysis of the change in adjusted EBITDA – Israel segment

Set forth below is an analysis of the change in adjusted EBITDA in Israel in the third quarter of 2024 compared with the corresponding quarter last year (in NIS millions):

1.	Availability (operational) – the decrease stems mainly from a shutdown of the Gat power plant as described in Section 4C(1) above.

2.	Increase in availability tariffs in Zomet – for additional details see Section 4C(2) above.

3.	Non‑recurring events – stems from non‑recurring compensation Hadera received – as detailed in Section 4C(3) above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for the Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

D.	Analysis of the change in adjusted EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the adjusted EBITDA after proportionate consolidation in the energy transition segment in the third quarter of 2024 compared with the corresponding quarter last year (in millions of NIS):

Renewable energy segment

Set forth below is an analysis of the change in the adjusted EBITDA from activities in the renewable energy segment in the third quarter of 2024 compared with the corresponding quarter last year (in millions of NIS):

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

E.	Analysis of the change in net income (in millions of NIS)

(1)
Most of the increase stems from an increase in the financing income due to the impact of the changes of the exchange rate of the dollar against the shekel, in the amount of about NIS 38 million. On the other hand, there was an increase in the financing expenses recorded to the statement of income in respect of the financing framework of the renewable energy projects in the U.S., in the amount of about NIS 7 million, and an increase in the financing expenses in respect of the tax equity agreements in the U.S., in the amount of about NIS 7 million.

(2)
Includes non‑recurring financing expenses in respect of project financing in Zomet and Gat, in the amount of about NIS 49 million (about NIS 38 million net of tax). For details – see Note 7A(2) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
5.	Analysis of the results of operations for Three Months Ended September 30, 2024 (in millions of NIS) (Cont.)

F.	Adjustments to EBITDA after proportionate consolidation and net income (in millions of NIS)

	For the Three Months Ended
Section	September 30		Board’s explanations
	2024	2023

Change in the fair value of derivative financial instruments (presented as part of the Company’s share of income of associated companies in the U.S.)	(6)	(1)
Represents the change in the fair value of derivative financial instruments that are used in programs for hedging electricity margins of the energy transition segment in the U.S. that were not designated for hedge accounting, as described in Section 4E above.

Total adjustments to EBITDA after proportionate consolidation	(6)	(1)

Tax impact in respect of the adjustments	1	–

Total adjustments to net income for the period	(5)	(1)

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects

A.	Initiation and construction projects in Israel and in the U.S.

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[36]:

Total
Power					Date/		Total	construction
plants/					expectation		expected	cost as at
facilities					of the start		construction	September 30,
for					of the	Main	cost	2024
generation		Capacity			commercial	customer/	(NIS	(NIS
of energy	Status	(megawatts)	Location	Technology	operation	consumer	millions)	millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	First half of 2025[37]	Yard consumers and the System Operator	≈ 212	≈ 196

[36]
That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates and assumptions as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Part A of the Periodic Report for 2023. It is further clarified that delays in completion of the projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties, including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).

[37]
It is noted that a delay in the commercial operation beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. The construction work, its completion the commercial operation date and the costs involved with the construction could be adversely impacted by the War and/or its impacts. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and by operational or technical factors that relate to completion of the construction and the work on the project’s site, which are impacted by, among other things, the defense (security) situation in Israel. It is noted that as opposed to the Company’s position, the position of the construction contractor and the equipment supplier is that the security situation in Israel constitutes force majeure. Ultimately, the date expected for completion of the construction  and commencement of the operation, as shown in the table could be delayed as a result of, among other things, a delay in completion of the construction work (including construction of the desalination facility), delays in receipt of the required permits or in completion of connection to infrastructures, disruptions in arrival of equipment, force majeure events, occurrence of risk factors to which the Company is exposed, which are caused as a result of the war or it consequences. Such delays could involve an increase in the project costs. It is clarified that delays as stated could impact the project’s costs and could also trigger and increase in costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[36]: (Cont.)

For additional details regarding projects in the advanced and initial development stage in Israel, particularly the Ramat Beka project, and facilities for generation of electricity on the consumer’s premises in various construction and development stages – see Section 6A to the Report of the Board of Directors for 202338. For details regarding a Purchase Tax assessment in connection with the Ramat Beka project – see Note 8B(1) to the Interim Statements.

Intel – on March 3, 2024, OPC Power Plants signed a non‑binding memorandum of understanding with Intel Electronics (“Intel”), and existing customer of the Group whereby OPC Power Plants will construct and operate a power plant (“the Project”), which will supply electricity to Intel’s facilities, including expansion of the presently existing facilities, for a period of 20 years starting from the operation date (“the Memorandum of Understanding”).

Pursuant to the Memorandum of Understanding, OPC Power Plants will hold exclusively rights in the Project with a capacity of at least 450 megawatts (and in the Company’s estimation up to 650 megawatts). The Memorandum of Understanding includes provisions regarding advancement of the development and planning of the Project, acquisition of rights in the land in accordance with the arrangements determined and joint cooperation between the parties for purposes of receipt of the required permits in connection with the Project. In addition, the Memorandum of Understanding includes, among other things, arrangements relating to the tariff to be paid to OPC Israel, which is based on discount rates from the generation component and other provisions that will be included in an express agreement that will be drafted by the parties (including precondition that are customary in projects of this type, which include determination of an appropriate arrangement by the Electricity Authority, arrangement of rights in the land, completion of a planning survey and receipt of regulatory approvals).

As at the approval date of the report, the Company estimates the construction cost of the Project in the range of about $1.3 million – about $1.5 million per megawatt39 and subject to completion of the development and planning processes the Project is expected to reach the construction stage in 2026–2027.

Ramat Beka – further to that stated in Section 6A of the Report of the Board of Directors for 2023 regarding the Ramat Beka project (hereinafter – “the Prior Tender”), on June 30, 2024 OPC Power Plants was declared the winner in an additional tender of Israel Lands Authority in connection with two sites with an aggregate area of about 1,617 dunams located adjacent to sites the subsidiary won in the Prior Tender. The Group’s bids in the tender amount to an aggregate of about NIS 890 million for the two sites in the tender. In September 2024, about NIS 178 million (about 20%) out of the win amount in connection with the planning authorization agreement was paid.

[38]
The information relating to the projects in early and advanced development in Israel constitutes “forward‑looking” information as it is defined in the Securities Law, where actual implementation of the development projects (wholly or partly) might not happen and/or may be delayed as a result of, among other things, non‑fulfillment of the conditions and circumstances that are required or appropriate for implementation thereof, the security situation in Israel and other factors.

[39]
The estimate of the cost includes an estimate of the costs of equipment, construction and financing the construction (without a land component). That stated constitutes “forward‑looking” information regarding which there is no certainty it will ultimately materialize.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

1.	Main details with reference to construction projects in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[36]: (Cont.)

Ramat Beka – (Cont.)

As at the date of the report, in the Company’s estimation, the proximity of the sites that are the subject of the Present Tender to the sites OPC Power Plants won in the Prior Tender, which are in the development stages, constitutes a significant unique advantage for it, and subject to advancement of appropriate development processes, it will be possible to act in order to advance a consolidated project having about 500 megawatts plus storage capacity estimated at about 2,760 megawatts per hour, and an estimated cost of about NIS 4.5 – 4.9 billion, on a cumulative basis, on the area of the sites in the Prior Tender and the Present Tender. In addition, based on an initial evaluation, the proximity of the sites, as stated, would be expected to permit physical project consecutiveness, allow for savings on central (joint) costs, increase the certainty with respect to the feasibility and characteristics of the projects and advance the conditions required for ultimate execution and connection to the transmission network in the framework of an overall plan having a significant scope40.

For additional details regarding the tender and the fixed payment terms therein – see Note 10B(2) to the interim statements.

In the Company’s estimation, at this preliminary stage, subject to completion of all the transactions, development processes, planning and licensing along with receipt of the required approvals, the start of the construction stage is expected to be in 2026–202741. For details – see the Company’s Immediate Report dated July 1, 2024 (Reference No.: 2024‑01‑066948).

[40]
As at the date of the report, a full authorization agreement had not yet been signed in connection with the tender sites, the development processes had not yet been completed, and the authorizations required for advancement of the projects on the land sites (including as a consolidated project) had not yet been received, and there is no certainty that these actions, approvals or decisions will be executed and/or received (in whole or in part) and/or the estimated period for their completion (if completed). In addition, that stated regarding, among other things, the characteristics and capacity of the solar facilities and the storage capacity, the estimated cost of the subject projects (or any of them), the feasibility of advancement of the projects as a consolidated project the economic benefit and the cost savings due to consolidation of the projects (if consolidated), increase of the certainty regarding the development or connection to the network processes, realization of the advantages of a consolidated project (if allowed) and the start date of construction of the project/s includes “forward‑looking” information as it is defined in the Securities Law, which is based solely on the Company’s estimates and assumptions as at the date of the report, and regarding which there is no certainty they will be realized or the manner in which they will be realized. As at the approval date of the report, construction of the generation and storage facilities and advancement of the project/s (in any of the tenders and/or the consolidated project) depend on, among other things, advancement and completion of the planning, construction, connection to the network and licensing processes, and assurance of financing for the construction, which as at the date of the report had not yet been completed and there is no certainty regarding their completion or the manner thereof (if completed). In addition, the costs of the projects are impacted by macro‑economic conditions and are subject to changes in the prices of energy, equipment, construction, shipping, etc. Therefore, ultimately there could be administrative, planning, environmental, regulatory, infrastructure, operational and licensing delays/deficiencies, along with an increase in the estimated costs – this being due to, among other things, various factors that are not under the Company’s control, or as result of the occurrence of one or more of the risk factors the Company is exposed to, as stated in Section 19 to Part A of the Company’s Periodic Report for 2023, which are included herein by means of reference.

[41]
Development of the project on the land sites (in whole or in part, including in the format of a consolidated project), its construction and operation are exposed to various risk factors that generally apply to the Company’s activities, particularly risks relating to completion of the development processes, regulatory risks, market risks (including macro conditions), dependency on infrastructures and assurance of connection to and a place in the network and the infrastructure suppliers, and construction risks of the projects. For details regarding the Company’s risk factors – see Section 19 to Part A of the Company’s Periodic Report for 2023.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.
Main details regarding construction projects in the area of renewable energy as at the date of the report using solar and wind technology in the U.S. (held as at the approval date of the report 100% by the CPV Group, which is 70% held by the Company)[42]

[42]
Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on September 30, 2024 – $1 = NIS 3.71. The information presented below regarding projects under construction, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, regulatory changes or legislative changes (including changes impacting main suppliers of the projects), an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, including delays and an increase in costs of undertakings in the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties).

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[42]

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	September 30,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year in the period of the PPA agreements
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[1] (including green certificates)	PJM + MD SRECs	≈ 1,169 (≈ $315 million)	≈ 430 (≈ $116 million)[2]	≈ 787 (≈ $212 million)	≈ 71 (≈ $19 million)	≈ 49 (≈ $13 million)	≈ 39 (≈ $11 million)

[43]
The project has signed a connection agreement and electricity supply agreement with the global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 90% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (10%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.

[44]
As at the approval date of the report, the CPV Group had signed an agreement with a tax partner in the ITC (Investment Tax Credit) format, where pursuant to the agreement the investment of the tax partner in the project will be partly (about 20%) on the mechanical completion date, and the balance (about 80%) will be made on the commercial operation date. For additional details – see Note 8A(5) to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

A.	Initiation and construction projects in Israel and in the U.S. (Cont.)

2.	Main details regarding construction projects in the area of renewable energy using solar technology in the U.S. (held 100% by the CPV Group, which is 70% held by the Company)[42]

Total
						expected		Total
						construction		construction
						cost net		cost
					Regulated	for 100%		as at
			Expected		market	of the	Tax	September 30,
			commercial		after	project	equity	2024
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	Expectation for a first full calendar year in the period of the PPA agreements
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)
Cash flows
after tax
									Revenues	EBITDA	partner
									(NIS	(NIS	(NIS
									millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)[45]	114	Pennsylvania	First half of 2026	Long-term PPA[46] (including green certificates)	PJM MAAC	≈ 1,354 (≈ $365 million)	≈ 595 (≈ $160 million)[47]	≈ 339 (≈ $91 million)	≈ 91 (≈ $25 million)	≈ 71 (≈ $19 million)	≈ 58 (≈ $16 million)

[45]
In August 2024, a Work Commencement Order was issued and a project financing agreement was signed for provision of a shareholders’ loan to the project. For details – see Note 7A(3) to the interim statements.

[46]
In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in the period of the report. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not be completed in accordance with the timetable determined.

[47]
The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group proximate to the date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or regulations, the final terms of the agreement with the tax partner, which are not dependent on the Company and there is no certainty regarding their realization.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.	Additional details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report48:

	Advanced	Preliminary
Technology	development[49]	development	Total*

Solar[50]	1,100	2,100	3,200
Wind (1)	150	1,200	1,350
Total renewable energy	1,250	3,300	4,550

Carbon capture projects (natural gas
with reduced emissions) (2)	(3) 950	3,900	4,850

*
It is noted that out of the total backlog of the development projects, as stated above, about 500 megawatts of renewable energy are in the PJM market in the advanced development stage, and about 3,900 megawatts (of which about 1,000 megawatts are renewable energy) are in the preliminary development stage. The said data takes into account the publication of PJM from May 2024 regarding the projected treatment dates of the requests submitted for connection agreements.

(1)	In August 2024, construction of the Rogue’s Wind project commenced. For details – see Section 6A(2) above.

(2)
For details – see Section 6C of the Report of the Board of Directors for 2023. The suppliers of a gas project under the development with carbon capture potential are presented based on the rate of holdings of the CPV Group of the rights in the project. Three projects with a total capacity of about 5GW are held by the CPV Group at the rate of 70% (share of the CPV Group – 3.96GW).

[48]
The information presented in this section with reference to development projects of the CPV Group, including regarding the status of the projects and/or their characteristics (the capacity, technology, the possibility for integrated carbon capture potential, expected construction date etc.), constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the approval date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress and the rate of their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements (such as equipment and construction agreements), execution of construction processes, completion of the connection process, assurance of financing and/or receipt of various regulatory approvals and permits. In addition, advancement of the development projects is subject to the discretion of the competent authorities of the CPV Group and of the Company.

[49]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or regulatory circumstances, including, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2023, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[50]
The capacities in the solar technology included in this report are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 850 MWac and about 1,650 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors
6.	Initiation and Construction Projects (Cont.)

B.	Additional details regarding development projects in the U.S. (Cont.)

(3)
In the third quarter of 2024, the Basin Ranch project (a natural‑gas project with an estimated capacity of about 1.35 GW located in the state of Texas with future carbon capture potential, which is held at the rate of 70% by the CPV Group and 30% by a partner GE Verona Inc.), was chosen by TEF (Texas Energy Fund) to advance to the due diligence stage for receipt of a subsidized loan in the amount of about $1 billion having a term of about 20 years bearing fixed interest of 3% – this being on the condition that that the construction thereof begins up to the end of 2025. In the estimation of the CPV Group, subject to completion of the relevant development processes, particularly receipt of permits (including environmental), completion of the material undertakings and signing of the loan agreement, as stated, an investment decision in the project to start its construction is expected in 2025. In light of that stated, proximate to the approval date of the report, the CPV Group commenced the stages of the process of making a private fundraising for the shareholders’ equity required to support construction of the project, where as at the date of the report there is no certainty regarding the results of the said fundraising or its terms, if ultimately made, and the matter is subject to, among other things, the market conditions, advancement of development of the project and the discretion of the Company’s competent organs, and there is also no certainty regarding completion of the development processes, receipt of the said loan and the other conditions required in order to begin execution of the project, which had not yet been fulfilled as at the submission date of the report and there is no certainty their ultimate fulfillment or the timing thereof[51].

[51]
It is clarified that that stated above with respect to execution of the project, its characteristics, expected time of the development, receipt of the said loan and/or completion of raising of the required capital includes “forward‑looking” information as it is defined in the Securities Law. As stated above, as at the submission date of the report the conditions for receipt of the said loan as well as additional conditions required for its construction and execution of the project had not yet been fulfilled, and their fulfillment and timing thereof are subject to various factors (regulatory, operational, commercial and financing), including factors that are not under the control of the CPV Group. Ultimately, that stated may not be realized or may be realized in a significantly different manner.

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at September 30, 2024 (in millions of NIS)

Category	09/30/2024	12/31/2023	Board’s Explanations

Current Assets

Cash and cash equivalents	1,151	1,007	For details – see the Company’s consolidated statements of cash flows in the interim financial statements and Part 8 below.

Short-term restricted cash and deposits	8	2

Trade receivables	360	247	Most of the increase, in the amount of about NIS 89 million, stems from an increase in the balances of customers in Israel, mainly due to seasonal factors in the electricity tariff.

Receivables and debit balances	149	404
Most of the decrease stems from receipt of the balance of the receivables in respect of the ITC (investment tax credit) grant in the Maple Hill project. The amount received was transferred to the tax partner in the project.

Short-term derivative financial instruments	6	12

Total current assets	1,674	1,672

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at September 30, 2024 (in millions of NIS) (Cont.)

Category	09/30/2024	12/31/2023	Board’s Explanations

Non-Current Assets

Long-term deposits and restricted cash	57	59

Long-term prepaid expenses and other receivable	197	190

Investments in associated companies	2,463	2,550
The decrease stems mainly from distribution of dividends by associated companies, in the amount of about NIS 261 million, and an other comprehensive loss, in the amount of about NIS 35 million. This decrease was partly offset by equity earnings of the CPV Group, in the amount of about NIS 150 million and from an increase in the shekel/dollar exchange rate, in the amount of about NIS 59 million. For additional details regarding investments in associated companies – see Section 4D above.

Deferred tax assets	34	57

Long-term derivative financial instruments	54	51

Property, plant and equipment	7,048	6,243
Most of the increase stems from investments in Israel and the U.S. (mainly in construction and development projects), in the amount of about NIS 172 million and about NIS 800 million, respectively, and an increase of about NIS 44 million, in property, plant and equipment in the U.S. due to an increase in the shekel/dollar exchange rate. This increase was partly offset by a loss from impairment of value with respect to the Hadera 2 project, in amount of about NIS 31 million, and was offset by depreciation expenses on property, plant and equipment.

Right-of use assets and long-term deferred expenses	790	631
Most of the increase, in the amount of about NIS 178 million, is in respect of consideration paid for the additional tender of ILA for construction of facilities for generation of electricity using renewable energy in Israel (for additional details – see Note 10B(2) to the Interim Statements).

Intangible assets	1,138	1,165

Total non-current assets	11,781	10,946

Total assets	13,455	12,618

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at September 30, 2024 (in millions of NIS) (Cont.)

Category	09/30/2024	12/31/2023	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	148	391
Most of the decrease stems from a short‑term credit framework repaid by OPC Israel Holdings, in the amount of NIS 200 million, and a decrease in the current maturities of loans in Israel, in the amount of about NIS 31 million, as a result of financing agreements signed by OPC Israel that were used mainly to make early repayment of the project financing of Zomet and Gat (for additional details – see Note 7A(2) to the Interim Statements).

Current maturities of debt from holders of non-controlling interests	22	32

Current maturities of debentures	212	192

Trade payables	314	257	Most of the increase stems from suppliers in connection with construction projects in the renewable energies segment in the U.S.

Payables and other credit balances	176	403	See the explanation in the “other receivables and debit balances” section above.

Short-term derivative financial instruments	7	8

Total current liabilities	879	1,283

OPC Energy Ltd.
Report of the Board of Directors
7.	Financial Position as at September 30, 2024 (in millions of NIS) (Cont.)

Category	09/30/2024	12/31/2023	Board’s Explanations

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,953	2,865
Most of the increase stems from financing agreements signed by OPC Israel under which OPC Israel took out loans, in the amount of about NIS 1,650 thousand, and from a decrease in the discount expenses, in the amount of about NIS 37 million, as a result of reduction of the deferred costs in the Zomet and Gat agreements. On other hand, early repayment was made of the unpaid balance of the loans in Zomet and Gat (in the aggregate amount of about NIS 1,561 thousand). For additional details regarding the loans taken out by OPC Israel – see Note 7A(2) to the annual financial statements. In addition, there was a decrease in the current maturities, in the amount of about NIS 43 million.

Long-term debt from holders of non-controlling interests	455	422
Most of the increase derives from an increase in the balance of the long‑term loans from holders of non‑controlling interests in the CPV Group, in the amount of about NIS 31 million, which relates to accrual of interest.

Debentures	1,664	1,647
Most of the increase, in the amount of about NIS 197 million, derives from issuance of the debentures (Series D) and an increase in the linkage differences relating to the debentures (Series B), in the amount of about NIS 33 million. On the other hand, there was a decrease deriving from repayment of debentures, in the amount of about NIS 193 million.

Long-term lease liabilities	199	204

Long-term derivate financial instruments	36	58

Other long-term liabilities	565	399
Most of the increase, in the amount of about NIS 151 million, stems from a commitment in respect of an agreement with a tax partner in the Stagecoach project. For details – see Note 8A(5) to the interim statements.

Liabilities for deferred taxes	517	498

Total non-current liabilities	6,389	6,093

Total liabilities	7,268	7,376

Total equity	6,187	5,242
The increase in the equity stems mainly from issuance of shares (net of issuance expenses), in the amount of about NIS 779 million, from other comprehensive income, in the amount of about NIS 63 million, deriving mostly from translation differences in respect of the activities in the U.S., in the amount of about NIS 84 million, offset by the share in the other comprehensive loss of associated companies, in the amount of about NIS 29 million, stemming primarily from application of hedge accounting to transactions hedging electricity margins in the U.S., net income in the amount of about NIS 74 million, and issuance of equity to holders of non‑controlling interests in the U.S., in the amount of about NIS 34 million.

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions)

	For the
	Nine Months Ended
Category	09/30/2024	09/30/2023	Board’s Explanations

Cash flows provided by operating activities	745	443
Most of the increase in the cash flows provided by operating activities stems from an increase in cash‑basis income, in the amount of about NIS 167 million, and an increase in dividends from associated companies in the U.S., in the amount of about NIS 198 million. For details – see Note 10C(3) to the Interim Statements. On the other hand, there was a decrease in the Group’s working capital, in the amount of about NIS 65 million

Cash flows used in investing activities	(1,097)	(1,607)
Most of the decrease in the cash flows used in investing activities in the period of the report stems from the fact that in the corresponding period last year the Gat power plant and the Mountain Wind project were acquired, for a consideration of about NIS 268 million and about NIS 625 million, respectively, and a subordinated loan was granted to an associated company in the U.S., in the amount of about NIS 87 million. In addition, during the current period cash flows were provided to the Group, in the amount of about NIS 95 million, as a result of repayment of partnership capital from an associated company in the CPV Group. On the other hand, there was an increase in investments in property, plant and equipment in the U.S. and in Israel, in the amounts of about NIS 320 million and about NIS 35 million, respectively. Furthermore, in the corresponding period last year the Group received cash, in the amounts of about NIS 125 million and about NIS 110 million, in respect of release of short‑term deposits and release of collaterals relating to hedging electricity margins in the CPV Group, respectively.

Cash flows provided by financing activities	467	1,187
Most of the decrease in the cash flows provided by financing activities stems from amounts received in the corresponding period last year: (1) about NIS 452 million, in respect of a swap of shares of transaction and investment with Veridis; (2) long‑term loans, in the amounts of about NIS 450 million and about NIS 270 million, for purposes of financing the acquisition of the Gat power plant transaction and the acquisition of the Mountain Wind transaction, respectively, and taking out of a long‑term loan, in the amount of about NIS 223 million, for financing development projects in the renewable energy area in the U.S.; and (3) a receipt, in the amount of about NIS 197 million, relating to withdrawals from Zomet’s financing agreement framework. In addition, in the period of the report the Group repaid short‑term loans and frameworks, in the amount of about NIS 195 million, net, there was an increase in payments of debentures of about NIS 160 million, there was an increase of about NIS 163 million relating to repayment of long‑term loans in Israel and in the U.S, and there was also a decrease of about NIS 237 million in respect of investments and loans received from holders of non‑controlling interests (in the CPV Group). On the other hand, in the corresponding period last year, the Group repaid a loan to the prior holders of the rights in the Gat power plant, in the amount of about NIS 303 million. In addition, in the period of the report the Company raised about NIS 779 million and about NIS 198 million, resulting from an issuance of shares and an issuance of debentures (Series D), respectively, received about NIS 152 million in respect of the investment of the tax partner in the Stagecoach project, and there was a decline of about NIS 102 million in repayment of long‑terms loans to holders of non‑controlling interests in Israel. Also, the Group had cash flows of about NIS 63 million, net, due to raising of capital by OPC Israel and early repayment of project credit in Gat and Zomet (as detailed in Note 7A(2) to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors
8.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	09/30/2024	09/30/2023	Board’s Explanations

Cash flows provided by operating activities	418	283
Most of the increase in the cash provided by operating activities stems from an increase in the income on a cash basis, in the amount of about NIS 34 million and an increase in dividends from associated companies, in the amount of about NIS 176 million (for details – see Note 10C(3) to the Interim Statements). On the other hand, there was a decrease in the Group’s working capital, in the amount of about NIS 76 million.

Cash flows used in investing activities	(583)	(291)
Most of the increase in the cash flows used in investing activities stems from the fact that there was an increase in property, plant and equipment in the U.S. and in Israel, in the amounts of about NIS 203 million and about NIS 150 million, respectively. In addition, in the corresponding quarter last year the Group had cash flows, in the amount of about NIS 37 million, from release of collaterals in connection with hedging of electricity margins in the CPV Group. On the other hand, in the current period the Group had cash flows, in the amount of about NIS 95 million, resulting from repayment of partnership capital from associated companies in the CPV Group.

Cash flows provided by financing activities	586	98
Most of the increase in the cash flows provided by financing activities stems from the fact that in the period of the report the Company raised about NIS 779 million from an issuance of shares, and the Group also had cash flows, about NIS 63 million, net, resulting from debt raised by OPC Israel and early repayment of the project credit in Gat and Zomet (as detailed in Note 7A(2) to the Interim Statements). On the other hand, in the corresponding quarter last year the Group took out a long‑term loan, in the amount of about NIS 223 million, to finance development projects in the energy sector in the U.S., and also raised cash, in the amount of about NIS 35 million, relating to investments and loans received from holders of non‑controlling interests (in the CPV Group). In addition, there was an increase in repayment of debentures, in the amount of about NIS 85 million.

For additional details – see the Company’s condensed consolidated interim financial statements of cash flows in the Company’s interim financial statements.

As at September 30, 2024 and 2023 and December 31, 2023, the Group’s working capital (current assets less current liabilities) amounted to about NIS 795 million, about NIS 80 million and about NIS 389 million, respectively.

As at September 30, 2024, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication (presentation) of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net

A.	Compositions of the adjusted financial debt, net

For details regarding the definition of the net financial debt, adjusted net financial debt and leverage ratio – see Part 9A of the Report of the Board of Directors for 2023.

Set forth below is detail of the Group’s leverage ratio:

As at September 30, 2024(1)	As at December 31, 2023(2)

4.7	4.9

(1)	After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 282 million, as detailed in the following table.

(2)	For details of the manner of the calculation – see Section 9A of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at September 30, 2024 (in millions of NIS)52:

		Gross debt
		Debt			Cash and cash	Derivative
	Method of	(including			equivalents	financial
	presentation	interest			and deposits	instruments
	in the	payable	Weighted-	Final	(including	for hedging
	Company’s	and	average	repayment	restricted cash	principal
	financial	deferred	interest	date of	used for debt	and/or	Net
Name of project	statements	expenses)	rate	the loan	service) (1)	interest	debt

Hadera	Consolidated	597	4.9%	2037	81	45	471
Israel headquarters (2)	Consolidated	1,657	6.3%–6.4%	2033	27	–	1,630
Total Israel		2,254	6.0%		108	45	2,101
Keenan	Consolidated	258	3.3%	2030	1	13	244
Mountain Wind	Consolidated	245	5.4%	2028	3	1	241
Financing of renewable energy
projects (3)	Consolidated	346	7.1%	2026	74	(10)	282
Total renewable energy		849	5.5%		78	4	767
Fairview (Cash Sweep 50%) (4)	Associate (25%)	499	7.5%	2030–2031	2	(2)	499
Towantic (Cash Sweep 57%) (5)	Associate (26%)	233	8.3%	2029	1	(6)	238
Maryland (Cash Sweep 75%) (6)	Associate (25%)	309	6.9%	2028	26	5	278
Shore (7) (Cash Sweep 100%)	Associate (37.5%)	616	5.4%	03+12/2025	120	5	491
Valley (Cash Sweep 100%)	Associate (50%)	717	10.8%	05/2026	113	–	604
Three Rivers (Cash Sweep 100%)	Associate (10%)	261	5.3%	2028	15	15	231
Total energy transition (8)		2,635	7.7%		277	17	2,341
Headquarters and others – U.S.	Consolidated	–	–	–	225	–	(225)
Total U.S.		3,484			580	21	2,883
Total Energy headquarters (9)		1,878	2.5%–6.2% (weighted-average 3%)		793	–	1,085
Total		7,616			1,481	66	6,069

(1)	Includes restricted cash, in the amount of about NIS 53 million, in Hadera and in the energy transition segment, the amounts of about NIS 252 million.

(2)
For details regarding signing of two financing agreements in OPC Israel in the aggregate scope of about NIS 1.65 billion and early repayment of the project financing in Zomet and Gat – see Note 7A(2) to the interim statements.

(3)	For details – see Note 16B(5) to the annual financial statements.

[52]	In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at September 30, 2024 is about NIS 477 million.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(4)	On August 14, 2024, Fairview completed an undertaking in a refinancing agreement that includes the following main terms:

a.
The scope of the liabilities is about NIS 2,325 million ($625 million – the share of the CPV Group is about NIS 581 million (about $156 million)) which is composed of the following loan and frameworks: a long‑term loan in the amount of $550 million, and accompanying credit frameworks in the amount of $75 million (working capital frameworks, letters of credit frameworks, etc.). The scope of the long‑term loan granted under the new financing agreements includes the amount of about NIS 930 million (about U.S.$250 million) beyond the balance of the debt as at September 30, 2024. After payment of the transaction costs use of the cash balances available for distribution, the amount of about NIS 982 million (about $263 million) was distributed as a dividend to the partners that hold the project – the share of CPV is about NIS 246 million (about $66 million).

b.	The final repayment dates of the long‑term loan and accompanying credit frameworks are August 14, 2031 and August 14, 2030, respectively.

The rate and scope of the repayment of the loan principal changes up to the final repayment date, based on a combination of the repayment (amortization) schedule (1% every year) and a “leveraged‑based cash sweep mechanism” (in the range of 25%–75% based on the ratio of the leverage in the project), which in the estimation of the CPV Group as at the approval date of the report amounts to, cumulatively, about 69% over the entire period of the loan53.

c.	The interest rate on the long‑term loan principal is a SOFR‑based rate plus a margin of 3.5% and the interest rate on the accompanying credit frameworks is a SOFR‑based rate plus a margin of 3%.

d.
The rest of the main conditions of the new financing agreement (grounds for calling for repayment, collaterals and additonal factors), are essentially the same as the conditions as stated in the prior financing agreement, as detailed in Section 8.17.4 of Part A in the Periodic Report, however with an adjustment of the hedging requirement of a minimum interest rate to 50% of the nominal projected balance of the loan for a period of three years starting from the date of the undertaking. Addition of a requirement for coverage of the debt service with a ratio of 1.10 in the last four quarters (pro‑rated) for the measurement periods ending December 2024, March 2025 and June 2025, and cancellation of the requirement of compliance with a minimum debt coverage ratio for distribution.

[53]
It is clarified that the said estimate of the CPV Group includes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and its realization depends on market terms, energy prices, availability of hedging transactions as well as additional factors that are not under the CPV Group’s control.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(5)	On June 27, 2024, Towantic completed an undertaking in a new financing agreement pursuant to the following main terms:

a.
The scope of the liabilities is about NIS 1,360 million (U.S.$363 million – the share of the CPV Group is about U.S.$94 million), which is composed of the following loans and frameworks: a Term A loan in the amount of $265 million, and accompanying credit frameworks in the amount of $98 million (working capital frameworks, letters of credit frameworks, etc.).

b.	The final repayment date of the loans and accompanying credit frameworks is June 30, 2029.

c.
The rate and scope of the repayment of the loan principal changes up to the final repayment date, based on a combination of the repayment schedule and a “targeted debt balance cash sweep” that cumulatively amounts to about 30.5% over the period of the loan. In addition, an additional cash sweep mechanism (from 25% up to 100%) will enter into effect during the period if Towantic does not comply with the cumulative defined minimum revenue requirements pursuant to the new financing agreement. As at the date of the report, Towantic estimates that it will comply with the said defined revenue requirements[54].

d.	The interest rate on the loan principal and the accompanying credit frameworks is a SOFR‑based rate plus a margin of 3.75% (4% in the fifth year from the closing date of the agreement[55].

(6)	In September 2024, Maryland’s financing agreement was revised, and the interest‑rate margin on the long‑term loan was reduced from 4.00% to 3.75%.

(7)
It is noted that as part of the financing agreements, an historical debt‑service coverage ratio financial covenant of 1:1 during the last four quarters was determined for Shore. As at the date of the report, Shore is in compliance with the covenant (1.15).

For details regarding disclosure included in the financial statements of Shore as at September 30, 2024, which are attached to the Company’s interim financial statements, relating to circumstances that raise material doubts with respect to the ability of Shore to continue to operate as a “going concern” – see Note 11 to the interim financial statements.

(8)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change based on the provisions of the financing agreements of the projects.

(9)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

[54]
It is clarified that the said estimate of the CPV Group includes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized and its realization depends on market terms, energy prices, availability of hedging transactions as well as additional factors that are not under the CPV Group’s control. Ultimately, the scope of the Cash Sweep could apply in full and there could also be an increase in the margin, as stated below.

[55]	An additional cumulative margin could be added during the period if Towantic does not comply with the defined minimum revenue requirements under the new financing agreement.

OPC Energy Ltd.
Report of the Board of Directors
9.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the adjusted financial debt, net, as at December 31, 2023 (in millions of NIS) (Cont.):

		Debt	Cash and cash	Derivative
	Method of	(including	equivalents	financial
	presentation	interest	and deposits	instruments
	in the	payable	(including	for hedging
	Company’s	and	restricted cash	principal
	financial	deferred	used for debt	and/or	Net
Name of project	statements	expenses)	service)	interest	debt

Rotem	Consolidated	–	9	–	(9)
Hadera	Consolidated	642	98	37	507
Zomet	Consolidated	1,111	94	–	1,017
Gat	Consolidated	434	12	–	422
Headquarters and others – Israel	Consolidated	202	160	–	42
Total Israel		2,389	373	37	1,979
Keenan	Consolidated	285	1	18	266
Mountain Wind	Consolidated	256	11	4	241
Financing construction of renewable
energy projects	Consolidated	329	327	(7)	9
Total renewable energy		870	339	15	516
Fairview	Associate	334	25	6	303
Towantic	Associate	339	44	7	288
Maryland	Associate	304	26	8	270
Shore	Associate	599	105	19	475
Valley	Associate	708	66	–	642
Three Rivers	Associate	271	21	20	230
Total energy transition		2,555	287	60	2,208
Headquarters and others – U.S.	Consolidated	–	12	–	(12)
Total U.S.		3,425	638	75	2,712
Total Energy headquarters		1,853	336	–	1,517
Total		7,667	1,347	112	6,208

B.	Interest and linkage bases

For additional information regarding the interest and linkage bases – see Part 9B of the Report of the Board of Directors for 2023.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 7C to the interim statements56.

On July 28, 2024, a rating of ‘ilA–’ was reconfirmed for the Company and for its debentures by S&P Global Ratings Maalot Ltd. and the rating outlook was updated from negative to stable due to an improvement of the financial ratios. For additional details – see the Company’s Immediate Report dated July 29, 2024 (Reference No.: 2024‑01‑077268).

[56]	For a description of the main provisions of material loans of the Company and the investee companies – see Note 16 to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors

9.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended September 30, 2024 (in NIS millions):

(*)	Includes the amount of about NIS 117 million in respect of current payments and the amount of about NIS 1,264 million in respect of payments relating to construction projects.

(**)	In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

10.	Additional events in the Company’ areas of activities in the period of the report and thereafter

Activities in Israel

A.
Hadera 2 project – further to that stated in Section 7.3.15 of Part A of the Periodic Report for 2023, on April 17, 2024 the Government of Israel rejected the plan. In June 2024, Hadera 2 submitted a petition to the High Court of Justice for cancellation of the Government’s decision. For additional details – see Note 10B(1) to the interim statements.

B.
Sorek tender – further to that stated in Section 7.3.6 of Part A of the Periodic Report for 2023, on March 18, 2024 the Electricity Authority published a decision regarding “qualification of bidders in the Sorek tender to receive a generation license considering sectorial and economy‑wide business concentration aspects” whereby it was decided that OPC Power Plants is in compliance with the requirements of the Electricity Sector Regulations (Advancement of Competition in the Generation Sector) (Temporary Order), 2021 regarding the Sorek tender, and the Authority accepted the recommendation of the Business Concentration Committee and determines that the bidders (including OPC Power Plants) comply with the requirements regarding considerations of economy‑wide business concentration considerations. On September 26, 2024, OPC Power Plants submitted its bid in the tender.

Activities in the U.S.

C.
Undertaking in and completion of acquisition agreements in connection with an increase in holdings in the Maryland and Shore power plants in the energy transition area in the U.S. – for details, see Note 10C(2) to the Interim Statements.

D.	Undertaking in binding agreements with Harrison Street for investment of $300 million in renewable energy activities in the U.S. – for details, see Note 6A to the interim statements.

11.	Debentures (Series B, Series C and Series D)

In the period of the report, there were no material changes in the details of the outstanding series of debentures issued by the Company and that were offered to the public based on a prospectus, the details of the trustees for the debentures, the conditions for calling the debentures for immediate repayment, the Company’s compliance with these conditions and the collaterals for the debentures, except for issuance of new debentures (Series D), as detailed in Part 10 to the Report of the Board of Directors for 2023 and Note 17 to the annual financial statements.

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional details regarding the rating of the Company as published – see Section 9C above.

12.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

For details – see Part 11 of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
13.	The significance of the war in Israel to the Group’s business activities

For details regarding the main consequences of the War to the Group’s business activities in Israel since the outbreak of the War – see Part 12 of the Report of the Board of Directors for 2023.

As at the approval date of the report, there is significant uncertainty regarding the development of the War, its scope and duration. Furthermore, there is significant uncertainty with respect to the impacts of the War on macro‑economic and financial factors in Israel, including the situation in the Israeli capital market. Accordingly, at this stage it is not possible to estimate the extent of the impact of the War on the Group and on its results.

As a group operating in Israel, continuation of the War, expansion of the scope thereof and/or a worsening of the defense (security) situation in Israel could well have an unfavorable impact on the Group’s activities, results and liquidity, including due to impacts, as stated, on significant suppliers and customers of the Group and/or on macro‑economic factors and the capital market. For additional details regarding the risk factors to which the Company is exposed, including as a result of risks relating the defense (security) situation in Israel, changes in the currency exchange rates, instability and/or access to the capital market and macro‑economic changes – see Section 19 of Part A of the Periodic Report for 2023.

OPC Energy Ltd.
Report of the Board of Directors
14.	Corporate Governance

A.	Internal Auditor

On August 13, 2024, the Company’s Board of Directors approved, after receiving the recommendation of the Audit Committee, the appointment of Mr. Eyal Baasch, from the Office of Rosenbloom – Holzman, CPAs, as the Company’s Internal Auditor. Set forth below are details regarding the Internal Auditor:

Name of the Internal Auditor	Mr. Eyal Baasch (“the Internal Auditor”)

Education and professional experience
Certified Internal Auditor (C.I.A.); Certified Risk Management Auditor (CRMA).
Bachelor’s degree in Corporate Sciences (Extended Economics) – Hebrew University in Jerusalem; Master’s degree in Business Administration (MBA) (specialization in accounting and finance) from the College of Administration.
Since 2012 he is a partner in the area of risk management and economics in the Office of Rosenbloom – Holzman, CPAs. Possesses extensive professional experience in the area of internal auditing.

Start date of service	August 13, 2024.

Compliance with legal requirements
To the best of the Company’s knowledge, according to the declaration of the Internal Auditor, the Internal Auditor meets the requirements of Section 146(B) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992.

Employment format
The Internal Auditor provides the Company internal audit services and he is not an employee of the Company in a full‑time position. In addition, he does not hold an additional position in the Company aside from his service as the Internal Auditor.

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on August 13, 2024, after a recommendation of the Audit Committee on August 11, 2024.
The Company’s Audit Committee and Board of Directors examined his qualifications, education and experience in internal auditing.

Other relationships the Internal Auditor has with the Company
To the best of the Company’s knowledge, the Internal Auditor does not hold securities of the Company.
The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company and is not a relative of the auditing CPA or a party on its behalf.

Remuneration
The fee of the Internal Auditor in respect of the services he will provide to the Company, will be paid to him on an hourly basis and the scope thereof that will be determined based on the scope of the work hours determined in accordance with the annual work plan.

For additional details regarding the service of the Internal Auditor in accordance with the Fourth Addendum of the Securities Regulations (Periodic and Immediate Reports), 1970, with respect to which there was no material change as a result of replacement of the Company’s Internal Auditor – see Section 16 of the Report of the Board of Directors for 2023.

OPC Energy Ltd.
Report of the Board of Directors
14.	Corporate Governance (Cont.)

B.
Human resources in the CPV Group – further to that stated in Section 8.18 of Part A of the Periodic Report for 2023, in May 2024, Mr. Sherman Knight (up to now the President and Deputy CEO of Commerce) was appointed to the position of CEO of the CPV Group, who will replace Mr. Gary Lambert in this position – this being effective starting from January 1, 2025. Commencing from the said date, Mr. Lambert will serve as the Executive Vice‑Chairman to the Chairman of the Board of Directors of the CPV Group.

C.
Undertaking to purchase an insurance policy covering directors and officers – on March 31, 2024, a decision of the Board of Directors entered into effect (after approval by the Remuneration Committee) in connection with renewal of the Company’s undertaking to purchase an insurance policy covering directors and officers[57], this being in accordance with the provisions of the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000[58] and the provisions of the Company’s remuneration policy[59]. For additional details – see the Company’s Immediate Report dated March 31, 2024 (Reference No.: 2024‑01‑035499).

D.
Remuneration to interested parties and senior officers – further to that stated in Regulation 21 of Part D of the Periodic Report for 2023, on November 12, 2024 the Company’s Board of Directors approved, after receiving the approval of the Audit and Remuneration Committee and subject to approval of the General Meeting of the Company’s shareholders, renewal of the service conditions of Mr. Yair Caspi, the Chairman of the Company’s Board of Directors, for a period of an additional 4 years from the end of the present period of the undertaking, which ends on January 2, 2025. As part of renewal of the service conditions, Mr. Caspi will be entitled to, among other things, a base monthly salary of NIS 139 thousand (linked to the CPI) and accompanying conditions pursuant to the Company’s remuneration policy (including vehicle expenses, 13th‑month salary, vacation days, etc.) as well as issuance of about 204 thousand options in accordance with the principles detailed in the Company’s options’ plan, as detailed in Note 18B to the annual financial statements.

[57]	Including Side A coverage.
[58]
Regulation 1B(1) and Regulations 1A(1)–1B(5) of the Leniency Regulations with respect to the Company’s CEO and officers that the controlling shareholder could be considered as having a personal interest in their remuneration.

[59]
Regarding the Company’s remuneration policy, including provisions relating insurance of officers’ liability – see Appendix A (including Section 17.1 of the policy) to the Report Summoning the General Meeting published by the Company on September 6, 2021 (Reference No.: 2021‑01‑035761), which is included herein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
15.	Contributions policy

The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of education.

The Group’s expenses in respect of contributions in the period of the report amounted to about NIS 2.3 million.

Set forth below is detail of contributions of more than NIS 50 thousand and indication of the relationship to the recipient of the contribution (in NIS thousands):

Recipient of the	Amount of the	Relationship to the
Contribution	Contribution	Recipient of the Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” also receives contributions from parties related indirectly to the Company’s controlling shareholder (including from the Israel Corporation Group). The Company’s CEO is a representative of the project’s Steering Committee without compensation.

“Rahashei Lev” Society	300
For the sake of good order, it is noted that as the Company was informed, commencing from November 2022, the daughter of Mr. Yosef Tena, an external director of the Company, is employed by the Tel‑Aviv Medical Center in the name of Sorosky.

“Running to Give” Society	120	For the sake of good order, it is noted that a relative of the Company’s CEO serves as Chairman of the Society without compensation.

16.	Material valuations

Acquisition of the Gat power plant transaction

Further to that stated in Note 25E(1) to the annual financial statements, in the period of the report the Company completed the valuation for determination of the fair value of the identified assets and liabilities of the Gat Power Plant and determination of the amount of the goodwill and the manner of allocation thereof to the cash‑generating units, by means of an external independent appraiser (BDO Ziv Haft), without there having been a change in allocation of the acquisition cost compared to December 31, 2023. For details with respect to the valuation – see Section 13A of the Report of the Board of Directors for 2023.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: November 12, 2024

OPC Energy Ltd.
Report of the Board of Directors
Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2024 and for 2025 – 2026

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, which were prepared by the EOX Company60 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

In the peak hours electricity is sold in the maximum scope;
Sale of the balance of the electricity is made in the off‑peak hours.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBTU/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBTU/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBTU/MWh for Three Rivers, Towantic and Fairview.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

[60]
EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors
Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices until the end of 2024 and for 2025 – 2026

	For the
	three-month
	period	For	For
	October –	the	the
	December	year	year
Power Plant	2024	2025	2026

Fairview
Gas price (Texas Eastern M2, as of 2026: M3)	2.09	2.57	3.40
Electricity price (AEP Dayton (AD))	39.21	43.79	45.75
Electricity margin	25.65	27.07	23.63

Towantic
Gas price (Algoniquin City Gate)	4.44	5.26	5.50
Electricity price (Mass Hub)	49.07	56.70	56.20
Electricity margin	20.18	22.50	20.42

Maryland
Gas price (Transco Zone 5)	2.92	3.88	4.25
Electricity price (PJM West Hub)	43.03	50.17	52.70
Electricity margin	22.85	23.41	23.37

Shore
Gas price (Texas Eastern M3)	2.46	3.14	3.40
Electricity price (PJM West Hub)	43.03	50.17	52.70
Electricity margin	26.05	28.49	29.22

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	2.33	2.95	3.18
Electricity price (New York Zone G)	41.07	48.68	50.28
Electricity margin	24.97	28.30	28.32

Three Rivers
Gas price (Chicago City Gate)	2.86	3.34	3.59
Electricity price (PJM ComEd)	35.55	41.99	43.59
Electricity margin	16.96	20.30	20.27

OPC Energy Ltd.
Report of the Board of Directors
Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Transco Zn5 Dlvd	Chicago CG	Texas Eastern M- 2	Algonquin CG	Dominion S Pt	Texas Eastern M-3	Mass Hub OPk	Mass Hub Pk	Contract Date
2.89	2.27	1.37	1.89	1.37	1.41	27.28	32.75	01/09/2024
2.34	2.28	1.52	2.06	1.50	1.58	33.34	41.49	01/10/2024
2.74	2.71	2.01	3.61	1.99	2.22	40.40	47.36	01/11/2024
3.69	3.60	2.73	7.66	2.63	3.58	62.14	71.57	01/12/2024
5.15	4.45	3.22	12.47	2.90	5.35	99.43	109.58	01/01/2025
4.84	4.30	3.14	11.32	2.81	4.83	80.78	90.79	01/02/2025
3.43	3.13	2.70	5.13	2.64	2.98	50.62	56.63	01/03/2025
3.44	2.91	2.45	3.43	2.48	2.56	36.10	43.82	01/04/2025
3.76	2.84	2.35	2.75	2.35	2.47	31.96	39.23	01/05/2025
3.60	2.92	2.39	2.90	2.36	2.55	33.57	46.54	01/06/2025
3.67	3.00	2.39	3.43	2.41	2.63	41.88	67.42	01/07/2025
3.59	2.99	2.38	3.26	2.34	2.63	34.62	54.49	01/08/2025
3.27	2.92	2.11	2.45	2.14	2.21	32.02	43.96	01/09/2025
3.35	2.90	2.09	2.62	2.13	2.21	32.68	41.14	01/10/2025
3.75	3.41	2.46	4.63	2.48	2.74	47.44	55.77	01/11/2025
4.69	4.28	3.20	8.77	3.11	4.54	76.71	82.67	01/12/2025
6.05	5.14	3.77	13.35	3.40	6.27	102.66	115.56	01/01/2026
5.44	4.92	3.61	12.20	3.28	5.70	97.04	100.16	01/02/2026
4.52	3.49	2.99	5.38	2.91	3.20	50.64	59.28	01/03/2026
3.73	3.10	2.59	3.59	2.59	2.63	32.35	41.75	01/04/2026
3.91	2.99	2.38	2.96	2.44	2.52	28.75	36.46	01/05/2026
3.84	3.05	2.37	3.03	2.40	2.59	30.38	41.71	01/06/2026
3.99	3.12	2.45	3.46	2.45	2.78	40.42	64.38	01/07/2026
3.89	3.13	2.36	3.37	2.38	2.75	35.93	57.24	01/08/2026
3.44	3.02	2.09	2.74	2.15	2.32	29.96	39.18	01/09/2026
3.46	3.02	2.18	2.84	2.14	2.30	33.15	39.94	01/10/2026
3.54	3.59	2.60	4.67	2.63	2.95	44.76	53.82	01/11/2026
5.22	4.49	3.37	8.46	3.27	4.84	67.05	75.58	01/12/2026

OPC Energy Ltd.
Report of the Board of Directors

East NY ZnG OPk	East NY ZnG Pk	PJM ComEd OPk	PJM ComEd Pk	AEP- Dayton OPk	AEP- Dayton Pk	PJM West OPk	PJM West Pk	Contract Date
25.53	32.85	21.63	36.08	24.45	38.56	25.25	40.50	01/09/2024
30.87	38.29	25.27	40.60	29.87	45.99	31.67	47.60	01/10/2024
33.89	41.57	27.50	37.62	33.38	42.57	35.35	45.06	01/11/2024
46.63	55.71	34.08	44.64	40.48	47.77	43.95	52.29	01/12/2024
76.74	85.04	44.66	56.12	48.66	58.54	56.35	67.37	01/01/2025
59.64	72.40	37.04	48.91	41.44	50.35	48.58	58.55	01/02/2025
40.00	47.55	31.23	38.80	38.34	43.35	40.36	46.76	01/03/2025
32.63	40.42	24.32	37.83	32.16	42.67	34.37	46.07	01/04/2025
29.50	39.50	25.65	40.02	29.87	44.81	32.63	48.03	01/05/2025
29.91	44.69	24.52	43.06	28.99	46.73	30.90	50.07	01/06/2025
37.35	65.53	33.92	64.19	36.18	64.35	38.94	69.76	01/07/2025
33.14	47.91	29.80	53.54	31.86	56.71	33.92	60.95	01/08/2025
29.46	44.71	25.31	43.08	29.48	48.07	31.84	51.20	01/09/2025
28.83	39.97	26.92	40.60	32.55	46.10	35.31	49.61	01/10/2025
34.34	45.83	30.47	40.66	36.54	45.24	40.05	49.16	01/11/2025
55.17	62.47	36.34	45.88	43.55	51.47	48.51	57.50	01/12/2025
74.25	89.50	49.73	63.14	53.58	67.41	62.88	76.07	01/01/2026
70.69	74.04	45.12	52.83	48.91	56.34	58.01	65.78	01/02/2026
43.51	44.86	34.56	41.26	38.60	44.72	42.59	49.90	01/03/2026
28.31	41.62	25.49	38.18	32.71	40.82	34.62	45.76	01/04/2026
26.54	38.47	26.82	40.10	29.79	43.40	32.01	48.24	01/05/2026
29.55	43.10	28.49	43.91	32.23	47.46	32.33	51.08	01/06/2026
40.66	64.88	32.90	66.31	37.95	68.55	41.13	72.81	01/07/2026
36.29	59.27	30.28	58.62	35.07	61.25	38.10	65.94	01/08/2026
26.92	41.72	24.07	42.40	29.31	47.92	32.39	51.28	01/09/2026
28.92	39.92	24.92	40.93	33.40	47.01	35.97	50.48	01/10/2026
37.40	48.09	29.59	40.59	37.60	46.46	41.23	50.63	01/11/2026
59.88	71.45	33.71	44.97	43.38	51.09	50.34	57.60	01/12/2026